                                                       Pursuant to Rule 424(b)2
                                                       File No. 333-37654

                                   PROSPECTUS

                                3,528,372 SHARES

                            9278 COMMUNICATIONS, INC.

                                  COMMON STOCK

     This is an offering of a total of 3,528,372 shares of our common stock, by the individuals who are named under the caption "Selling Stockholders." Of the shares of common stock being offered by the selling stockholders, 1,433,333 shares may be acquired by them upon conversion of shares of our series B convertible preferred stock held by them. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

     The selling stockholders may offer and sell the shares of common stock from time to time directly, or through underwriters, in the over-the-counter market, in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. See "Plan of Distribution" for a discussion of the methods of sale, which the selling stockholders or their pledgees, donees or transferees may use to offer and sell the shares.

     We have indemnified the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933. We will bear all expenses in connection with the registration and sales of the shares of common stock being offered by the selling stockholders, other than any underwriting discounts and selling commissions.

                             ----------------------


             INVESTING IN OUR STOCK INVOLVES A HIGH DEGREE OF RISK.
                     SEE "RISK FACTORS" BEGINNING ON PAGE 6.


                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE
       ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

     The shares of our common stock being offered by the selling stockholders have not been registered for sale under the securities laws of any state or jurisdiction as of the date of this prospectus.


     Our common stock trades on the over-the-counter electronic bulletin board under the symbol "NTSE." On June 13, 2000, the closing bid price of the common stock was $1.84 per share.


     We have retained no underwriters in connection with this offering.

                             -----------------------


                  The date of this Prospectus is June 23, 2000.

                                         TABLE OF CONTENTS


                                                                                                       PAGE
                                                                                                       ----

Prospectus Summary.................................................................................      3
Risk Factors.......................................................................................      6
Forward-Looking Statements.........................................................................     11
Use of Proceeds....................................................................................     11
Dividend Policy....................................................................................     11
Market Information.................................................................................     12
Selected Financial Data............................................................................     13
Management's Discussion and Analysis of Financial Condition and Results of Operations..............     14
Business...........................................................................................     17
Management.........................................................................................     24
Certain Transactions...............................................................................     29
Principal Stockholders.............................................................................     31
Selling Stockholders...............................................................................     32
Plan of Distribution...............................................................................     34
Description of Securities..........................................................................     36
Shares Available for Future Sale...................................................................     37
Legal Matters......................................................................................     37
Experts............................................................................................     37
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure...............     37
Where You Can Obtain Additional Information About the Company......................................     38
Index to Financial Statements......................................................................    F-1


                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including "Risk Factors" and the financial statements, before making a decision to invest in our common stock.

                                   OUR COMPANY

     We are a value-added integrator of telecommunications services and technologies, specializing in the distribution of prepaid phone cards. We have a network of over 300 private distributors, retailing over 100 different prepaid card products, including 13 private label cards, primarily in the New York, New Jersey and Connecticut markets, through approximately 10,000 retail outlets.

     Although still relatively new to the North American market, prepaid phone cards have been widely used throughout Europe and Asia for more than fifteen years. Originally introduced to meet very specific telephony applications, prepaid services have evolved into a widely accepted solution by both businesses and consumers. Currently being issued in 140 countries, the prepaid phone card market has grown to an estimated $20 billion dollar worldwide industry.

     Our prepaid phone cards are distributed through a vast network of retail outlets, including convenience stores, newsstands, grocery stores and discount stores. Typically, we purchase large quantities of prepaid phone cards from a long distance carrier or reseller, and sell the cards in smaller quantities, together with cards from other carriers, to these independent distributors for ultimate distribution to the retail outlets. We believe that many of our customers use prepaid cards as their primary means of making long distance calls due to:

     o   Attractive rates;

     o   Reliable service;

     o   Ease of monitoring and budgeting their long distance spending; and

     o The appealing variety of calling cards offered to different market segments.

     Over the next twelve months, we plan to introduce several new telecommunications related products into our growing distribution channels, including:

     o   Prepaid wireless phones;

     o   Prepaid paging;

     o   Prepaid local dial tone;

     o   Prepaid internet services; and

     o   Prepaid consumer products.

     We also plan to expand upon our existing business relationships with the United States telecommunications companies and the large national prepaid card providers we work with. Further, with the coming launch of our e-commerce services website, we will provide sales, access and support for our existing distributors and develop a mechanism for establishing new markets for our products.

     We are the successor consolidated entity formed by the merger, on December 10, 1999, between iLink Telecom, Inc., a Nevada corporation originally incorporated in Colorado on December 10, 1997 under the name Aquasol, Inc., and 9278 Distributor Inc., a New York corporation involved in the distribution of prepaid phone cards. On December 22, 1999, we changed our name to 9278 Communications, Inc. and on May 2, 2000 we changed our domicile to Delaware. Our principal executive offices are located at 1942 Williamsbridge Road, Bronx, New York 10461, our telephone number is (718) 887-9278 and our Internet website is www.9278.com. The information contained on our Internet website is not part of this prospectus.


                                  THE OFFERING

     The selling stockholders are registering for resale 3,528,372 shares of our common stock, which they currently own or may acquire upon conversion of shares of our series B convertible preferred stock.


Securities offered by selling stockholders................       3,528,372 shares(1)

Common stock outstanding before the offering..............       20,554,772 shares(2)

Common stock to be outstanding after the offering.........       21,988,105 shares(1)(2)

Use of proceeds...........................................       We will not receive any proceeds from this offering.

Risk factors..............................................       The securities offered hereby involved a high
                                                                 degree of risk and immediate substantial dilution
                                                                 to new investors and should not be purchased by
                                                                 investors who cannot afford the loss of their
                                                                 entire investment.  See "Risk Factors."

Symbol for common stock...................................       "NTSE"

Market for common stock...................................       Our shares are currently listed for trading on the
                                                                 over-the-counter electronic bulletin board. We
                                                                 intend to file an application to have our stock
                                                                 traded on the Nasdaq SmallCap Market.  There is no
                                                                 assurance our shares will be accepted for trading
                                                                 by that market.


-------------------------

(1) Assumes the conversion of the 1,075 shares of our series B convertible preferred stock, which are currently outstanding, into 1,433,333 shares of our common stock.


(2) The number of shares of our common stock outstanding as of June 13, 2000 excludes (i) options outstanding to purchase 35,000 shares of our common stock at an exercise price of $4.00 per share, and (b) 465,000 shares of common stock reserved as for issuance upon exercise of options that may be granted in the future under our stock option plan. See "Management--2000 Stock Option Plan."

                          SUMMARY FINANCIAL INFORMATION

     The following table summarizes the consolidated financial data for our business. You should read the following summary financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and the corresponding notes, beginning on page F-1 of this prospectus.


                                                                                         THREE MONTHS ENDED
                                                                                         ------------------
                                             YEAR ENDED DECEMBER 31,                          MARCH 31,
                                             -----------------------                          ---------
                                             1999               1998                   2000               1999
                                             ----               ----                   ----               ----
                                      (In thousands, except per share data)     (In thousands, except per share data)

STATEMENT OF OPERATIONS:
Consolidated revenues...........           $78,090              $22,169               $16,883             $10,533
Cost of sales...................           $75,473              $21,487               $16,182             $10,159
Expenses........................           $ 2,605              $   602               $ 1,193             $   139
Pre-tax income..................           $    12              $    80                   ---                 ---
Net income (loss)(1)............           $     7              $    40              ($   492)            $   234
Income (loss) per share(2)......          ($   .02)             $     0              ($  .02)             $   .01
Shares used in computing net income
  (loss) per share .............            19,660               14,900                20,003              14,900


                                             AS OF DECEMBER 31, 1999                    AS OF MARCH 31, 2000
                                             -----------------------                    --------------------
                                                 (In thousands)                            (In thousands)
BALANCE SHEET DATA:
Current assets..................                     $5,180                                      $5,416
Total assets....................                      6,139                                       6,277
Total long-term debt............                      1,108                                       1,168
Total liabilities...............                      5,618                                       4,841
Total stockholders' equity......                        520                                       1,436


------------------------

(1)  Gives pro forma effect to C corporation income tax adjustments in 1998.

(2) For purposes of earnings per share, net income attributable to common stock reflects a net loss of $368,000. This gives effect to the recognition of a beneficial conversion feature of $375,000 attributable to the outstanding series B convertible preferred stock we issued in December 1999.

                                  RISK FACTORS

     Before you invest in our common stock, you should be aware that such an investment involves various risks, including those described below. You should carefully consider these risks as well as all of the other information contained in this prospectus and in the documents incorporated in this prospectus by reference, before making a decision to invest in our common stock. As a consequence of any of the following risks, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment.

WE FACE RISKS RELATING TO OUR BUSINESS

WE NEED TO OBTAIN FINANCING IN ORDER TO CONTINUE OUR OPERATIONS

     As of March 31, 2000, we had an accumulated deficit of $3,852,826 and our cash balance was $327,792. It was necessary for us to raise capital on several occasions since January 1, 2000 to satisfy our obligations as they became due. To that end, we have completed two private placements, which generated aggregate net proceeds of approximately $1,408,000. We believe that the proceeds from these private placements will enable us to meet our current obligations. Our plan of operations includes the acquisition of several significant competitors. To consummate such acquisitions we will need to obtain additional financing. We currently do not have any arrangements with respect to, or sources of, additional financing. We cannot assure you that additional financing will be available, or if available, that we will be able to obtain it on acceptable terms.

WE FACE RISKS INHERENT IN OUR RAPID EXPANSION

     We are pursuing a strategy of growth and seek to expand our distribution capabilities to achieve greater penetration into new and emerging markets. The success of our growth strategy is dependent on, among other factors, our ability to:

     o Establish additional distribution arrangements targeting various market segments, including retail, promotional and business markets;

     o Hire and retain skilled management, financial, marketing, technical, creative and other personnel;

     o Successfully manage growth, including monitoring operations, controlling costs and maintaining effective quality, inventory and service controls; and

     o Implement and/or improve our technical, administrative, financial control and reporting systems.

     Our financial controls and reporting systems will require enhancement and substantial investment in the future to accommodate our anticipated growth. There can be no assurance that we will be able to successfully enhance our financial controls and reporting systems to meet our future needs. We also plan to expand our operations by acquiring companies or assets to achieve our strategic goals. We intend to target companies that sell and market prepaid phone cards, as well as those that operate alternative technologies marketed within distribution channels similar to those in which our products are marketed, including prepaid wireless services and prepaid home telephone service. There can be no assurance that we will be able to implement our business strategy successfully or otherwise expand our operations, or that we ultimately will effect any acquisition or successfully integrate into our operations any business or assets that we may acquire.

WE OPERATE OUR BUSINESS IN A HIGHLY COMPETITIVE INDUSTRY. MANY OF OUR COMPETITORS ARE MORE ESTABLISHED AND HAVE SIGNIFICANTLY GREATER RESOURCES

     The prepaid phone card segment of the telecommunications services industry is intensely competitive, rapidly evolving and subject to constant technological change. Our prepaid phone cards compete with any medium by which a consumer places a telephone call, including credit calling cards, collect calling services, cellular phones, Internet telephones, hotel telephones, public pay telephones and other long distance services. Many of these products and services are marketed by well-established, successful companies that possess greater financial, marketing, distribution, personnel and other resources than us. Using these resources, these companies can implement extensive advertising and promotional campaigns, both generally and in response to specific marketing efforts by competitors, to enter into new markets rapidly and to introduce new products and services. Competitors with greater financial resources also may be able to provide more attractive incentive packages to retailers to encourage them to carry products that compete with our products, or present cost or convenience features which consumers may find attractive. We cannot assure you that we will be able to compete effectively in our markets.

WE MUST RESPOND TO THE RAPID CHANGES IN TECHNOLOGY, SERVICES AND STANDARDS WHICH CHARACTERIZE OUR INDUSTRY

     The telecommunication services industry is subject to rapid technological change, frequent new product and service introductions and evolving industry standards. We believe that our future success will depend largely on our ability to anticipate or adapt to such changes and to offer, on a timely basis, services and products that meet these evolving standards. We expect our competitors to develop and introduce new products and services, and enhancements to existing products and services. New telecommunications technology, including personal communication services and voice communication over the Internet, may reduce demand for long distance services, including prepaid phone cards. We cannot assure you that we will respond successfully to these or other technological changes, evolving industry standards or to new products and services offered by our current and future competitors.

WE NEED TO HIRE AND RETAIN QUALIFIED PERSONNEL TO OPERATE OUR GROWING BUSINESS

     Our success is largely dependent on the personal efforts of Sajid Kapadia, our Chairman and Chief Executive Officer and other key personnel. The loss of Mr. Kapadia's services could have a material adverse effect on our business and prospects. We do not currently maintain "key-man" life insurance with respect to Mr. Kapadia. Also, to implement and manage our growth successfully, we are dependent upon, among other things, recruiting and retaining qualified management, marketing, sales, technical and creative personnel with experience in our business. We cannot assure you that we will be able to hire or retain necessary personnel.

WE RELY IN LARGE PART ON LONG DISTANCE CARRIERS WITH WHOM WE HAVE BUSINESS ARRANGEMENTS. OUR SUCCESS DEPENDS ON THE ABILITIES OF THESE PARTIES TO PROVIDE RELIABLE SERVICES TO US

     We depend on a small number of domestic and international long distance carriers to provide our card users access to cost-effective long distance service. Failure to maintain continuous access to transmission facilities and long distance networks would materially adversely affect our business, including possibly requiring us to significantly curtail or cease our operations. Carriers frequently experience equipment failures and service interruptions, which could adversely affect customer confidence, our business operations and our reputation.

     In November 1999, Cominex, LLC ceased providing telecommunications services for the prepaid phone cards that it had sold through us, despite receiving payment for substantially all of these services. To offset the loss of service for these phone cards, we purchased telecommunications services from other providers. Although we are pursuing recovery of all of our losses from Cominex, LLC, due to Cominex's financial condition, it is unlikely that we will be successful in recovering all of these losses.

WE RELY ON VENDORS AND INDEPENDENT DISTRIBUTORS WHO ARE NOT UNDER OUR CONTROL

     We have relied on and will continue to rely on vendors and independent distributors who are not employees of ours, to distribute, market and sell our products. Other than as disclosed in this prospectus, we have no long-term contractual relationship with these vendors and distributors. While we believe that vendors and distributors will continue to provide their services, there can be no assurance that the vendors and distributors will be available in the future, and if available, will be available on terms deemed acceptable to us. Any such delay or increased costs could have a material adverse effect on our business.

WE MAY FACE CASH FLOW SHORTAGES DUE TO THE BENEFICIAL CREDIT TERMS WE MAKE AVAILABLE TO OUR CUSTOMERS

     Due to the shorter credit terms made available to us from the telecommunications companies from whom we buy branded cards, as compared to the credit terms made available by us to our customers, we, from time-to-time, require infusions of cash in order to maintain our preferential buying/purchasing terms with our carriers. Such cash flow needs are also affected by the timing of large purchases by us, which we make from time-to-time to take advantage of favorable pricing opportunities. To date, we have satisfied these cash requirements by loans from our principals and/or private sales of our equity securities. We continue to seek financing to provide us with liquidity to meet our future needs. There is no assurance that we will be able to obtain such financing on commercially reasonable terms, or otherwise, or that we will be able to otherwise satisfy our short-term cash flow needs from other sources in the future.

WE MAY BE INVOLVED IN LITIGATION INCIDENTAL TO OUR BUSINESS

     From time to time, we are involved in litigation incidental to our business. Such litigation can be expensive and time consuming to prosecute or defend and could cause our customers to delay or cancel purchase orders until such lawsuits are resolved. We believe that our pending litigation matters, in the aggregate, could have a material adverse effect on our operating results and financial condition if resolved against us.

INVESTORS FACE RISKS RELATING TO THIS OFFERING

ABSENCE OF DIVIDENDS

     We do not intend to pay dividends in the foreseeable future. The payment of dividends in the future will be at the discretion of our Board of Directors.

THE MARKET PRICE OF OUR COMMON STOCK CAN BE HIGHLY VOLATILE

     The average daily trading volume of our common stock has generally been low, which we believe has had a significant effect on the historical market price of our common stock. As a result, the market price has been highly volatile and may not be indicative of the market price in a more liquid market. The market price of our common stock could be subject to significant fluctuations in response to a number of factors, including the depth and liquidity of the market for our common stock, public announcements by us, our clients and our competitors, investor perception of us and general economic and other conditions, which may or may not relate to our performance.

CERTAIN OFFICERS AND DIRECTORS OWN A SUBSTANTIAL PORTION OF OUR COMMON STOCK


     As of June 13, 2000, one of our executive officers, Sajid Kapadia, beneficially owned 13,455,125 shares of our common stock, which is approximately 65.5% of our outstanding common stock. In addition, in December 1999, he was granted proxies to vote an aggregate of 2,150,000 additional shares of our common stock. As a result of such shareholdings and proxies, Mr. Kapadia currently has the right to vote approximately 75.9% of our outstanding common stock outstanding prior to this offering. Consequently, Mr. Kapadia will be able to determine the outcome of any matters submitted to our stockholders for approval, including the election of directors. Such concentration of ownership may also have the effect of preventing a change in control. In addition, the interests of management may not always be identical to the interests of the non-management stockholders.


POTENTIAL DILUTIVE EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE


     As of June 13, 2000, we had outstanding 20,554,772 shares of common stock. An aggregate of 1,468,333 additional shares of common stock will become outstanding upon the exercise or conversion, as the case may be, of all of our stock options and other convertible securities outstanding at June 13, 2000. The actual number of shares will depend upon the market price of the common stock at the time of conversion. No prediction can be made as to the effect, if any, that sales of shares of our common stock, or the issuance of shares upon the conversion of convertible securities at a discount to the market price will have on the market price of our securities prevailing from time to time. Further, there is a possibility that substantial amounts of common stock may be sold under Rule 144 into the public market and may adversely affect the prevailing market price for the common stock and impair our ability to raise capital in the future through the sale of equity securities.


OUR COMMON STOCK PRICE MAY BE ADVERSELY AFFECTED BY OUR OUTSTANDING SHARES OF SERIES B CONVERTIBLE PREFERRED STOCK

     In December 2000, we issued 1,500 shares of series B convertible preferred stock in a private placement, which when converted into common stock may result in substantial dilution. Each share of series B convertible preferred stock is convertible by the holder into a number of shares of our common stock equal to $1,000 divided by 75% of the average market price of our common stock for the ten trading days preceding the conversion date. Because the number of shares underlying the shares of series B convertible preferred stock are dependent upon our market price, the lower the market price, the greater the number of shares which may be issued. The conversion of a significant number of the preferred shares may depress the price of our common stock. This in turn would result in a lower conversion price and a greater number of shares issued upon a subsequent conversion leading to possible further declines. As of the date of this prospectus, the holders of shares of our series B convertible preferred stock have converted an aggregate of 425 shares into 191,143 shares of our common stock. 1,075 shares of our series B convertible preferred stock remain outstanding. We have set forth the number of our shares issuable upon conversion at prices of $3.50 and at lower market prices, assuming in each case, all of the shares of preferred stock are converted:

                                                             Shares Issuable
Average Market Price*             Conversion Price           Upon Conversion
---------------------             ----------------           ---------------
      $3.50                            $2.625                    409,523
      $2.50                            $1.875                    573,333
      $1.50                            $1.125                    955,555
      $1.00                            $0.750                  1,433,333

---------------------
*  For the ten trading days prior to conversion

RISKS RELATING TO PENNY STOCKS

     Our common stock trades on the over-the-counter electronic bulletin board and, therefore, is subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a "penny stock". A penny stock is generally defined as any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith and impose various sales requirements on broker-dealers who sell penny stocks to persons other than established customers and "accredited investors". An accredited investor is generally defined as an investor with a net worth in excess of $1,000,000, or annual income exceeding $200,000 individually or $300,000 together with a spouse. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to the sale. The broker-dealer also must disclose the commissions payable to the broker-dealer, current bid and offer quotation for the penny stock and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. This information must be provided to the customer orally or in writing before or with the written confirmation of trade sent to the customer. Monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The additional burdens imposed upon broker-dealers by such requirements could, in the event the common stock were deemed to be a penny stock, discourage broker-dealers from effecting transactions in our common stock which could severely limit the market liquidity of the common stock.

                           FORWARD-LOOKING STATEMENTS

     In this prospectus, we include some forward-looking statements that involve substantial risks and uncertainties and other factors which may cause our operational and financial activity and results to differ from those expressed or implied by these forward-looking statements. In many cases, you can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," "plan," "intend" and "continue," or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition, or state other "forward-looking" information.

     You should not place undue reliance on these forward-looking statements. The sections captioned "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

                                 USE OF PROCEEDS

     The shares of common stock being offered hereby are for the account of the selling stockholders. Accordingly, we will not receive any of the proceeds from the resale of shares of common stock by the selling stockholders. We are registering these shares of common stock under contractual arrangements. See "Selling Stockholders."

                                 DIVIDEND POLICY

     Immediately prior to the closing of the merger of 9278 Distributor Inc., a New York corporation, with and into a nominee subsidiary of iLink Telecom, Inc., a publicly held Nevada corporation, iLink Telecom, Inc. declared a $3.0 million dividend, of which $1.0 million was paid in cash and the balance of $2.0 million in the form of a two-year promissory note. In addition, $375,000 was reflected as an imputed dividend based upon a beneficial conversion feature of preferred stock issued by us. We do not intend to pay future dividends and intend to reinvest any earnings into our business to finance future growth. Accordingly, our Board of Directors does not anticipate declaring any cash dividends in the foreseeable future.

                               MARKET INFORMATION

     Our common stock is quoted on the over-the-counter bulletin board ("OTCBB") of the Nasdaq Stock Market under the symbol "NTSE", since January 4, 2000. Prior to this, beginning February 16, 1999, our common stock was traded under the symbol "ILTE". Prior to this, our common stock was traded under the symbol "AQUS". The following table sets forth the range of the high and low quotations for our common stock for the periods indicated. Such market quotations reflect inter-dealer prices, without mark-up, mark-down or commission and may not necessarily represent actual transactions.

                                       HIGH                 LOW
                                       ----                 ---
     2000
     ----
     First quarter                     $4.81               $2.63

     1999
     ----
     First quarter(1)                  $5.63               $0.95
     Second quarter                     6.00                3.87
     Third quarter(2)                   1.75                1.75
     Fourth quarter(2)                  6.50                0.63

     1998
     ----
     First quarter                     $1.25               $1.25
     Second quarter                     2.50                1.13
     Third quarter                     10.63                5.00
     Fourth quarter                     5.63                0.95

     ----------------------------

     (1) On February 14, 1999, we consolidated our share capital by way of a reverse stock split on the basis of one new share of our common stock for each five old shares of our common stock. The prices listed have been adjusted to reflect the effect of this one-for-five reverse stock split.

     (2) Amounts were derived from our listing in the NASD "pink sheets."


     At June 13, 2000, there were approximately 360 holders of record of our common stock and the closing bid quotation of our common stock on the OTCBB was $1.84 per share.

                             SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with our financial statements and corresponding notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The balance sheet data as of December 31, 1999 and the statement of operations data for the years ended December 31, 1999 and 1998 has been derived from our financial statements, which have been audited by Friedman Alpren & Green LLP, independent auditors. The balance sheet data as of March 31, 2000 and 1999 and the statement of operations data for the three-month period ended March 31, 2000 are derived from our unaudited condensed consolidated financial statements, which management believes includes all adjustments consisting only of normal recurring adjustments necessary for a fair presentation.


                                                                                         THREE MONTHS ENDED
                                                                                         ------------------
                                             YEAR ENDED DECEMBER 31,                          MARCH 31,
                                             -----------------------                          ---------
                                             1999               1998                   2000               1999
                                             ----               ----                   ----               ----
                                      (In thousands, except per share data)     (In thousands, except per share data)
STATEMENT OF OPERATIONS:
Consolidated revenues...........           $78,090              $22,169               $16,883             $10,533
Cost of sales...................           $75,473              $21,487               $16,182             $10,159
Expenses........................           $ 2,605              $   602               $ 1,193             $   139
Pre-tax income..................           $    12              $    80                   ---                 ---
Net income (loss)(1)............           $     7              $    40              ($   492)            $   234
Income (loss) per share(2)......          ($   .02)             $     0              ($   .02)            $    .01
Shares used in computing net income
  (loss) per share..............            19,660               14,900                20,003              14,900


                                             AS OF DECEMBER 31, 1999                    AS OF MARCH 31, 2000
                                             -----------------------                    --------------------
                                                 (In thousands)                            (In thousands)

BALANCE SHEET DATA:
Current assets..................                     $5,180                                      $5,416
Total assets....................                      6,139                                       6,277
Total long-term debt............                      1,108                                       1,168
Total liabilities...............                      5,618                                       4,841
Total stockholders' equity......                        520                                       1,436


------------------

(1) Net income for 1999 was $7,000, as compared to $40,000 in 1998, giving pro forma effect to C corporation income tax adjustments in 1998.

(2) For purposes of earnings per share, net income attributable to common stock reflects a net loss of $368,000. This gives effect to the recognition of a beneficial conversion feature of $375,000 attributable to the outstanding series B convertible preferred stock we issued in December 1999.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION

     The following discussion should be read in conjunction with the consolidated financial statements and notes thereto set forth elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions, which could cause actual results to differ materially from management's expectations. Factors that could cause differences include, but are not limited to, expected market demand for our products, fluctuations in pricing for products distributed by us and products offered by competitors, as well as general conditions of the telecommunications marketplace.

OVERVIEW

     To date, our principal source of revenue has been the marketing and distribution of prepaid phone cards. We market and distribute branded prepaid phone cards produced by a variety of telecommunications long distance carriers and resellers, as well as private label proprietary prepaid phone cards produced exclusively for us by various long distance carriers and/or resellers.

     Prepaid phone cards are distributed through a vast network of retail outlets, including convenience stores, newsstands, grocery stores and discounts stores. The retail outlets are serviced by independent distributors, which often distribute newspapers or other items to the retail outlets. We purchase large volumes of branded prepaid phone cards from the long distance carrier or reseller and sell the cards in smaller quantities, together with cards from other carriers and/or private label cards distributed by us, to the independent distributor, for ultimate distribution to retail outlets.

     We purchase branded cards at a discount from the face value of the card, and resell to the distributor at a slightly lower discount. The difference between the two discount rates, typically from 1% to 3%, represents the gross margin we retain. Our purchases of branded cards are made on varying terms, from C.O.D. to a net 30 basis, although the majority of our purchases are made on credit terms of 10 days or less. Sales of our products are generally made by us on a net 30 basis.

     Private label cards we distribute are generally designed and produced by us, utilizing card numbers and PINs provided by the telecommunications carrier or reseller providing the long distance service for the card. We incur the upfront expense of printing the phone cards. However, we do not pay the long distance carrier until it activates the cards, which occurs upon our sale to the distributor. Accordingly, through the use of private label cards, our cost of inventory is significantly reduced, as purchases are effectively made on an as-needed basis. In addition, private label cards generally provide us with the ability to achieve a greater gross margin percentage, typically ranging from 3% to 6%.

     We are seeking to develop and acquire rights to additional prepaid telecommunications services and other prepaid products or services to diversify our product offerings and increase our overall gross margin.

     We are the successor consolidated entity formed by the merger, on December 10, 1999, of 9278 Distributor, Inc. and its subsidiary, iLink Telecom, Inc. Concurrent with the merger, iLink, a publicly held company and the legally surviving parent company, changed its name to 9278 Communications, Inc. For accounting purposes, the merger has been treated as a reverse acquisition, with 9278 Distributor as the acquiror, and is accounted for as a purchase. The financial statements provided in this prospectus are the financial statements of 9278 Distributor Inc.

RESULTS OF OPERATIONS

     Three Month Period Ended March 31, 2000 Compared to Three Months Ended March 31, 1999

     Net sales for the three months ended March 31, 2000 rose 60.2% to $16,882,918, from net sales of $10,532,611 during the three months ended March 31, 1999. Gross profit increased 87.8% during the 2000 period to $700,927 from $373,292 for the 1999 period. The increase in gross profit was due to higher gross profit margins achieved by the sale of private label phone cards, which increased during the current period. Total expenses increased 758% to $1,193,188 in the 2000 period, as compared to $139,101 for the 1999 period. Included in the current period expenses are $363,367 of expense attributable to the sale of the assets of iLink Telecom, Inc., a company with which we merged in December 1999. Also included in total expenses was a $263,474 provision for doubtful accounts, which are due from a distributor of ours with whom we are in litigation. In addition, general and administrative expenses for the three months ended March 31, 2000 increased to $481,650, as compared to $105,493 for the period ended March 31, 1999 as a result of the addition of new management personnel and increased legal and accounting costs resulting from our becoming a publicly traded company. As a result of the foregoing, we generated a net loss of $492,261 during the three months ended March 31, 2000, as compared to net income of $234,191 for the period ended March 31, 1999. Absent the expenses for the provision for doubtful accounts and the expenses attributable to the sale of the iLink assets, we would have generated net income for the three months ended March 31, 2000 of $134,580.

     Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

     Net sales increased $56 million to $78 million for the year ended December 31, 1999, up 252% from net sales of $22 million for the year-ended December 31, 1998. The increase in net sales was due to the addition of distributors during the 1999 calendar year, as well as an increase in the number of brands of prepaid phone cards we distributed. During 1999, we began actively marketing and distributing private label phone cards.

     Gross profit increased to $2,617,000 in 1999, as compared to $682,000 in 1998, as a result of increased volume. As a percentage of sales, gross profit for 1999 increased to 3.35%, from 3.08% for the year ended December 31, 1998. This increase in gross profit was attributable to the addition of higher margin private label cards, slightly offset by the decrease in margins attributable to branded products and increasing competition from additional cards entering the marketplace.

     Operating expenses for the year ended December 31, 1999 increased $2,003,000 to $2,605,000, an increase of 333% over operating expenses of $602,000 for the year ended December 31, 1998. Included in operating expenses for 1999 was a loss of $554,000, attributable to the cancellation of private label phone cards resulting from the closing of a long distance reseller providing telecommunications services for private label cards, rendering some of our private label cards worthless. In addition, general and administrative expenses increased to $1,202,000 for 1999, as compared to $87,000 for 1998. This increase was primarily due to the increase in salaries, constituting $184,000 in 1999, as compared to $27,000 in 1998, the addition of $125,000 of advertising costs in 1999, as a result of our introduction of private label cards, and an increase in professional fees to $442,000 in 1999 as compared to $4,000 in 1998. The increase in professional fees was due to legal, accounting and consulting fees incurred primarily in connection with the merger with iLink.

     We generated pre-tax income of $12,000 for 1999 as compared to $80,000 for the year ended December 31, 1998. The decrease in pre-tax income was primarily due to the loss of $554,000 described above and the significant non-recurring professional fees we incurred in connection with the merger referred to above. Net income for 1999 was $7,000, as compared to $40,000 in 1998, giving pro forma effect to C corporation income tax adjustments in 1998. For purposes of earnings per share, net income (loss) attributable to common stock reflects a net loss of $368,000. This gives effect to the recognition of a beneficial conversion feature of $375,000 attributable to the outstanding series B convertible preferred stock we issued in December 1999.

LIQUIDITY AND CAPITAL RESOURCES

     At March 31, 2000 and December 31, 1999, we had total current assets of approximately $5,416,000 and $5,180,000, respectively. At March 31, 2000, this included $328,000 in cash, $927,000 of inventory and $4,087,000 of accounts receivable. At December 31, 1999, cash, inventory and accounts receivable were $26,000, $1,302,000 and $3,821,000, respectively. Our cash balances vary significantly from day-to-day due to the large volume of purchases and sales we make from the various prepaid phone card companies and the numerous distributors to whom we sell cards. Due to the shorter credit terms made available to us from the telecommunications companies from whom we buy branded cards, as compared to the credit terms made available by us to our customers, we, from time-to-time, require infusions of cash in order to maintain our preferential buying/purchasing terms with our carriers. Such cash flow needs are also affected by the timing of large purchases which we make from time-to-time to take advantage of favorable pricing opportunities. To date, we have satisfied such cash requirements by loans from our principals and/or private sales of our equity securities. We are seeking to secure financing to provide us with liquidity to meet our future needs. There can be no assurance that we will be able to obtain such financing on commercially reasonable terms, or otherwise, or that we will be able to otherwise satisfy our short-term cash flow needs from other sources in the future.

                                    BUSINESS

GENERAL

     We are a value-added integrator of telecommunications services and technologies, specializing in the distribution of prepaid phone cards. We have a network of over 300 private distributors, retailing over 100 different prepaid card products, including 13 private label cards, primarily in the New York, New Jersey and Connecticut markets, through approximately 10,000 retail outlets.

     We plan to introduce several new telecommunications related products into our growing distribution channels, including prepaid wireless products and prepaid internet services, and to expand upon our existing business relationships with the United States telecommunications companies and the large national prepaid card providers we work with. Further, with the coming launch of our e-commerce services website, we will provide sales, access and support for our existing distributors and develop a mechanism for establishing new markets for our products.

CORPORATE BACKGROUND

     Aquasol Technologies, Inc.

     We were originally incorporated in Colorado on December 10, 1997, under the name Aquasol, Inc. ("Aquasol"). On January 9, 1998, we changed our corporate domicile to Delaware and our name to Aquasol Technologies, Inc. On July 14, 1998, Aquasol Technologies, Inc., a Nevada corporation originally incorporated as AFD Capital Group, Inc., merged with Aquasol Technologies, Inc., a Delaware corporation, in a one-for-one stock exchange, and the surviving entity continued under the laws of the state of Nevada.

     Acquisition of iLink B.C.

     On February 14, 1999, we consolidated our share capital by way of a reverse stock split on the basis of one new share of our common stock for each five old shares of our common stock and changed our name to iLink Telecom, Inc.

     Under a share purchase agreement, dated February 26, 1999, with ABDE Holdings Ltd., a British Columbia company, we acquired all of the issued and outstanding common shares of 579782 B.C. Ltd. in exchange for the 145 shares of our series A convertible preferred stock. On March 11, 1999, 579782 B.C. Ltd. changed its name to iLink Telecom (B.C.), Inc. The assets of iLink B.C. consisted of an IVR Agreement with BCT.Telus as well as miscellaneous telecommunications and computer equipment and office furniture.

     Merger with 9278 Distributor, Inc. and Name Change

     On December 10, 1999, 9278 Distributor Inc., a New York corporation involved in the distribution of prepaid phone cards, was merged with and into a nominee subsidiary of iLink Telecom, Inc., a publicly held Nevada corporation. For accounting purposes, this merger has been treated as a reverse acquisition. The shareholders of 9278 Distributor Inc. were issued an aggregate of 14,900,000 shares of iLink's common stock, constituting 74.8% of the outstanding shares of iLink, as well as a dividend of $3.0 million, of which $1.0 million was paid in December 1999 and the balance of $2.0 million was in the form of a two-year promissory note. On December 22, 1999, we changed our name to 9278 Communications, Inc.

     Sale of iLink B.C.

     On February 28, 2000, we sold all of the assets of our subsidiary iLink Telecom (B.C.), Inc. for gross consideration of $37,000.

     Merger with 9278 Communications, Inc., a Delaware corporation

     On April 24, 2000 we entered into an Agreement and Plan of Merger with our wholly-owned subsidiary, 9278 Communications, Inc., a Delaware corporation, providing for us to merge with an into it. The merger became effective upon filing of a certificate of merger on May 2, 2000. Upon effectiveness of the merger, among other things, (i) our state of incorporation was changed from Nevada to Delaware, (ii) all of our authorized shares were converted into an equal number of similar shares of the Delaware company, and (iii) certain changes in our Certificate of Incorporation took effect, including an increase in the number of authorized shares of our common stock from 25,000,000 to 40,000,000.

INDUSTRY OVERVIEW

     Prepaid phone cards have been widely used throughout Europe and Asia for more than fifteen years. Currently being issued in over 140 countries, the prepaid phone card market has grown to an estimated $20 billion dollar worldwide industry.

     Prepaid phone cards were introduced into the North American marketplace by small long distance consolidators and resellers, who purchase a high volume of long distance minutes from major carriers at rates significantly lower than those that could be obtained by individuals and small businesses and resell those minutes to their established customer base. Originally introduced to meet very specific telephony applications, prepaid services have evolved into a widely accepted solution by both businesses and consumers. More recently, major long distance carriers such as AT&T, MCI/Worldcom and Sprint have committed considerable resources to the prepaid phone card market.

     Prepaid phone cards are a reliable, convenient and cost-effective alternative to coin-operated calling, collect calling, operator assisted calls and standard credit calling cards. Unlike credit calling cards, which provide virtually unlimited credit and impose surcharges on long distance services, prepaid phone cards are paid for in advance and provide finite amounts of calling time. Shaped like a credit card, the prepaid phone card easily fits into a standard wallet. Generally, the front face denotes the denomination of the card. The back of the cards contains a scratch-off surface covering the card number and personal identification number (a "PIN").

     Most domestic prepaid cards utilize remote memory technology, which permits users to place local, long distance and international calls from any touch-tone phone by dialing a toll-free or local access number to connect to a prepaid phone card switching platform. After being prompted to enter a PIN, the caller is advised of the value remaining on the card and is prompted to enter the telephone number to be called. The call is then routed to its destination. The per-minute charges for the call are automatically deducted from the prepaid account corresponding to the PIN as the call progresses.

     Prepaid phone cards are distributed through a vast network of retail outlets, including convenience stores, newsstands, grocery stores and discount stores. While prepaid phone card products are also sold through vending machines and, more recently, over Internet websites, the vast majority of phone card sales are still made through retail outlets. In the New York metropolitan area, where the majority of the Company's distribution occurs, the Company estimates that prepaid phone cards are sold at tens of thousands of retail outlets.

     The retail outlets are serviced by independent distributors, which often distribute newspapers or other items to the retail outlets. Typically, a wholesale distributor, like us, purchases large quantities of prepaid phone cards from a long distance carrier or reseller, and sells the cards in smaller quantities, together with cards from other carriers, to the independent distributor for ultimate distribution to the retail outlet. The discount from face value at which cards are bought and sold by the participants in the distribution chain varies depending upon the carrier and the features of the card, such as local versus toll free dial-up access, or the rates and geographic regions for which the card can be used.

PRODUCTS AND SERVICES

     Prepaid Phone Cards

     We are primarily a wholesale distributor of prepaid phone cards, distributing over 100 different types of prepaid phone cards issued from over 60 telecommunications carriers, including 13 private label cards. The long distance rates available to users of these cards are between 10% and 50% less than the rates for international calls placed by traditional methods. Generally, each type of prepaid phone card is available in $5, $10 and $20 denominations. With the exception of the private label phone cards, which we print and activate ourselves, we purchase pre-printed, pre-activated phone cards from each of the applicable telecommunications carriers and distribute the cards through our network of over 300 independent distributors, predominantly in the New York metropolitan area.

     We distribute prepaid phone cards for most of the major telecommunications carriers, including PT-1 Communications, MCI/Worldcom, Qwest Communications and AT&T. We are a major distributor for PT-1 Communications, responsible for over 80% of PT-1's prepaid phone card sales in the Bronx, New York area. Sales of phone cards supplied by Cominex, LLC constituted approximately 55% of our sales in 1999. In September 1999, we stopped purchasing products from Cominex and have subsequently increased our purchases from other carriers to offset these quantities. Other than Cominex, there was no company whose products accounted for in excess of 10% of our sales in 1998 or 1999.

     Included in our offering of over 100 prepaid phone cards, are 13 private label cards, serviced by 10 different long distance carriers, including, "New York Call," which is serviced by PT-1, "9278 Number 1," which is serviced by MCI/Worldcom and "Bollywood," which is serviced by Telstar. We develop each of these private label cards in conjunction with the applicable carrier. Generally, we determine the design, rates and target market of the cards based upon our perception of market demand. Private label cards serve as lucrative promotional items and can also be used to help generate brand name awareness. These private label cards are exclusive to us and, unlike the other types of prepaid phone cards which we distribute, we control the discounts for these products, leading to higher margins. Private label cards constituted over 60% of our sales in 1999.

     Our retail customers can use the prepaid phone cards we distribute at any touch tone telephone by dialing an access number, followed by a PIN assigned to each card and the telephone number the customer seeks to reach. The carrier's switch completes the call, and its debit card platform reduces the outstanding balance of the card during the call. We believe that many of our customers use prepaid cards as their primary means of making long distance calls due to:

     o   Attractive rates;

     o   Reliable service;

     o   Ease of monitoring and budgeting long distance spending; and

     o The appealing variety of calling cards offered to different market segments.

     One of our focuses has been on distribution in certain ethnic markets in the U.S. that generate high levels of international traffic to specific countries. As a result, we have become one of the premiere phone card distribution channels in the New York City area, which has many such ethnic markets. Recent immigrants and members of ethnic communities are heavy users of international long distance, given their desire to keep in touch with family members and friends back home. In addition, recent immigrants often do not have established credit histories necessary to establish accounts with traditional long distance carriers. One example of a 9278 product marketed to a specific ethnic group is the Bollywood Phone Card, from which we generated over $15,000,000 in revenues in 1999. There are approximately 465,000 Indians, Pakistanis, and Bengalis residing in the vicinity of New York City. The Bollywood Phone Card is designed for and has become a household name for peoples from the sub-continent of India, who, by using the card to place long distance calls to that region, receive deep discounts on rates.

     We have over 300 independent wholesalers and retailers throughout the New York, New Jersey and Connecticut area and are continually seeking to add distributors in other areas. These customers serve as a network, purchasing cards from us and further distributing them to approximately 10,000 retail outlets. Generally, each customer operates on a net 30 payment cycle. In 1999, one of our customers, Sohel Distributor, Inc., accounted for over 10% of our revenues. None of our customers accounted for over 10% of our revenues in 1998. In February 2000, we entered into a Letter of Intent to acquire Sohel Distributor Inc., a company owned by the brother of the Company's Chief Executive Officer and controlling stockholder.

     Wireless Services in Trinidad and Tobago

     In 1999, we submitted a proposal, which, if accepted, would allow us to offer a digital mobile phone service and wireless infrastructure to the people of Trinidad and Tobago. The Government of Trinidad and Tobago plans on deregulating the telecommunications industry that is currently comprised of a sole national wireless phone provider, the Telephone Service of Trinidad and Tobago. The Trinidad Government will select providers for their new services based on submissions which were provided prior to June 30, 1999. It is unclear when the government of Trinidad and Tobago will be making a final decision. The government has hired a European consultant to assist in the application review process. If awarded this license, we intend to offer this service through a joint venture with a third party, or to sell the license.

STRATEGY

     Our goal is to become a broad-based, value added telecommunications services corporation, providing the customer with a full range of services. We plan to extend our distribution and add a host of telecom related products into our growing distribution channels, including:

     o   Prepaid wireless phones;

     o   Prepaid paging;

     o   Prepaid local dialtone;

     o   Prepaid internet services; and

     o   Prepaid consumer products.

     We are implementing both a business-to-business and retail e-commerce strategy that will expand the geographic reach of our distribution, create operational efficiencies and ultimately increase margins. Use of this service will enable the various participants in our distribution chain to access us through a dynamic, internet-based supply chain management interface, permitting the user to interact with all aspects of our purchasing, manufacturing, inventory and payment processing functions. We intend to launch this service in the third quarter of 2000.

     We anticipate substantial growth in our client base and market share of the prepaid card industry through internal expansion and by strategic acquisition of other distributors. The competition's fragmented approach has improved market accessibility without truly creating stable brand awareness and distribution chain efficiency. We believe that this presents the opportunity for us to secure a significant share of the North American market.

     We plan to introduce several new telecommunications related products, including prepaid wireless services, Internet, and paging, and expand upon existing business relationships with the U.S. telecommunications companies and the large national prepaid card providers we work with. We will offer assistance in developing these companies' consumer product/value-added service offerings. These products will be distributed through our existing distribution network. We also plan to create private label prepaid card systems for select customers. These prepaid private label cards are geared towards large corporations and business travelers. We are focusing on reaching clients with existing sales and marketing forces.

     One such prepaid telecommunications product is the EZ2Phone, for which we have exclusive distribution rights in the New York area. The EZ2Phone is a fully functional telephone, which operates virtually the same as a standard residential telephone. The telephone is sold with an established prepaid long distance account, to allow the purchaser to make long distance calls at reduced rates with a preset spending limit. With the prepaid funds credited, the user places a call as they would for a traditionally placed long distance or international call from a home phone. No dial access code or PIN is needed. Upon entering the phone number, a computerized message tells the caller the amount of time they can talk to the destination called, based upon the prevailing rates and the credit balance of the phone, and the call is then connected. The phone's account balance can be supplemented through the purchase of "re-load" cards, which we also distribute.

     We are developing promotional/marketing applications of our prepaid cards to provide the marketer of consumer products or services with an interactive medium to further enhance product loyalty through placing advertising and information directly on the prepaid service card. The card users hear a short promotional message each time a long distance call is placed or the service is used. If the card has been customized to a promotion, a prepaid card can provide both a specific, coordinated visual and audio memory impressions. In addition, companies may include a prepaid card with their products, that provides customer service access and/or free calling services as an added benefit to purchasing their products.

     To date, the ultimate consumer of mass market prepaid phone cards have been travelers, niche market card collectors and new immigrants needing access to the North American and/or international telecommunications systems servicing these customers. To remain competitive, we will be conducting a targeted marketing program to distributors, retailers and corporations. In addition, we will seek out strategic partners who currently provide distribution and marketing of prepaid cards to different customers or regions as a means of increasing overall market share.

COMPETITION

     The telecommunications services industry generally, and the prepaid phone card industry specifically, is intensely competitive, rapidly evolving and subject to constant technological change. There are several large and numerous small competitors in the industry, and we expect to face continuing competition based on price and service offerings from existing competitors and new market entrants. In addition, the increasing prevalence of the Internet and emerging technologies seeking to establish Internet telephony pose potential competitive threats to the market for long distance telephone services. The principal competitive factors in the market include:

     o   Price;

     o   Quality of service;

     o   Breadth of geographic presence;

     o   Customer service;

     o   Reliability;

     o   Network capacity; and

     o   Availability of enhanced communications services.

     Our competitors include:

     o   Other distributors of prepaid products, such as Union Telecard
         Alliance;

     o Telecommunications companies that produce their own prepaid products, such as IDT and PT-1 Communications; and

     o Other telecommunications companies, such as AT&T, MCI/Worldcom and Total-Tel USA.

     Many of our competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than we have. As a result, certain of these competitors may be able to adopt more aggressive pricing policies, which could hinder our growth.

GOVERNMENT REGULATION

     The provision of telecommunications services is regulated by the federal and state governments of the United States. Federal laws and regulations promulgated by the Federal Communications Commission ("FCC") apply to interstate and international telecommunications, while state regulatory authorities have jurisdiction over telecommunications services that originate and terminate within the same state. Various other international authorities also may seek to regulate telecommunications services originating in their respective countries. However, as of the date of this report, we are not aware of any requirement for government approval to manufacture, distribute and/or market prepaid phone cards.

EMPLOYEES


     As of June 13, 2000, we had 16 full-time employees. Of these, three were sales and marketing personnel, four were management and finance personnel and nine were general and administrative personnel. None of our personnel are covered by a collective bargaining agreement. We have never experienced an employment-related work stoppage and consider our employee relations to be satisfactory.


FACILITIES

     Our executive offices are located at 1942 Williamsbridge Road, Bronx, New York, where we lease approximately 3,500 square feet, pursuant to a sublease agreement that expires on November 30, 2008. The aggregate annual base rental for this space is $63,000. We sublet these premises from an officer and director of ours, on terms substantially the same as those under which the officer leases the space.

     We also lease approximately 1,100 square feet, located at 1938 Williamsbridge Road, Bronx, New York, as a warehouse location for the off-site storage of our products, on a month-to-month basis. The monthly rent for such space is $2,100.

LEGAL PROCEEDINGS

     On November 12, 1999, we commenced an action against Cominex, LLC in New York Supreme Court, Bronx County, alleging claims for breach of contract and promissory estoppel arising out of Cominex's disabling of over $5.2 million of its prepaid telephone cards and asserting damages of approximately $1.5 million as a direct result thereof. This action has been removed to Federal Court and will be consolidated with the matter entitled "Cominex, LLC and Atlas Communications, Inc. v. 9278 Distributors, Inc., Sajid Kapadia and Sohel Kapadia," described below, in the event that action does not settle.

     In addition to the foregoing, on November 15, 1999 Cominex, LLC and Atlas Communications Inc. commenced an action against 9278 Distributors, Inc., Sajid Kapadia and Sohel Kapadia in the Federal Court for the Southern District of New York, alleging various claims against the defendants arising out of the defendants' purported failure to make timely payments for certain Cominex prepaid telephone cards and asserting damages of approximately $6.6 million as a direct result thereof. We filed an Answer and Counterclaims alleging various claims seeking approximately $2.4 million in damages. The parties subsequently agreed to stay all discovery pending on-going settlement negotiations and hope to resolve this matter without further proceedings. We believe we have meritorious defenses against the claims asserted against us and plan to vigorously defend against these claims in the event the parties do not reach a settlement.

     In November 1999, a distributor of our prepaid phone cards commenced an action claiming approximately $600,000 of damages, based on a purported breach of an oral contract. We filed an answer and counterclaimed against the distributor for approximately $600,000 of unpaid invoices due and owing from such distributor. We believe we have meritorious defenses to the claims of the distributor and plan to pursue our claim for unpaid invoices.

     We are subject to certain legal proceedings and claims which have arisen in the ordinary course of our business. These actions when ultimately concluded will not, in the opinion of management, have a material adverse effect on our financial position, results of operations or liquidity.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following persons are our executive officers and directors:

     NAME                      AGE     OFFICES HELD
     ----                      ---     ------------

     Sajid Kapadia             25      Chairman, Chief Executive Officer and
                                       Director

     Haris Syed                25      Chief Operating Officer, Secretary and
                                       Director

     Paul Sarcinella           32      Chief Financial Officer


     Amar Bahadoorsingh        29      Vice President and Director


     Raymond Akwule            44      Director



SAJID KAPADIA. Mr. Kapadia has been our Chairman, Chief Executive Officer and a director of ours since December 1999. In April 1997, Mr. Kapadia founded 9278 Distributor Inc. and served as its President from inception through its merger with iLink Telecom, Inc. Prior to this, Mr. Kapadia was involved in several short-term telemarketing positions. Mr. Kapadia has a degree in mechanical engineering from Gandhi Engineering College in Gujarat, India.


HARIS SYED. Mr. Syed has been our Chief Operating Officer since June 2000 and has been our Secretary and a director of ours since December 1999. Before being appointed as our Chief Operating Officer, he was a Vice President of ours, beginning December 1999. Prior to this, from November 1996 through December 1999, he was the Vice President of TCI Telecom of NY, a telecom switching and voice over internet protocol integrator. Prior to this, he was a student, enrolled in the Business Administration and Marketing program at Columbus University in Los Angeles.

PAUL SARCINELLA, CPA. Mr. Sarcinella has been our Chief Financial Officer since June 2000. He has over ten years of public accounting experience, the last six and a half years of which have been with Friedman Alpren & Green LLP, our independent auditors, where he has been a manager for the last three years.
Mr. Sarcinella graduated from Pace University with a BBA in public accounting.

AMAR BAHADOORSINGH. Mr. Bahadoorsingh has been a Vice President of ours since June 2000 and a director of ours since December 1999. He was our President from December 1999 through June 2000. Prior to the merger between iLink Telecom, Inc. and 9278 Distributor, Inc., he was Chief Executive Officer, President, Secretary and a director of iLink, beginning February 1999. Prior to this, Mr. Bahadoorsingh was the Corporate Finance Director for Insync Securities Ltd., from August 1997 through December 1998. Before this, Mr. Bahadoorsingh was President of ABDE Holdings Ltd. from April 1992 through July 1997. Mr. Bahadoorsingh holds a Masters of Business Administration degree from Queen's University, in Ontario, Canada, with a focus on management and marketing strategy.

RAYMOND AKWULE, PH.D. Dr. Akwule has been a director of ours since March 2000. Dr. Akwule is a tenured professor at George Mason University, with more than 18 years of teaching, research and project implementation experience in the fields of telecommunications policy, information technology implementation and mass communication. He is the author of Global Telecommunications: The Technology, Administration and Policies (Butterworth-Heinemann, 1992), used as a text in several major universities in the United States and abroad. Dr. Akwule holds a Doctor of Philosophy degree from Howard University and a Masters of Arts degree and Bachelor of Arts degree from the University of Iowa.

BOARD OF DIRECTORS

     All of our directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Our executive officers are elected annually by the Board of Directors to hold office until the first meeting of the Board following the next annual meeting of stockholders and until their successors are chosen and qualified.

DIRECTORS' COMPENSATION

     We reimburse our directors for expenses incurred in connection with attending Board meetings but we do not pay director's fees or other cash compensation for services rendered as a director.

EXECUTIVE COMPENSATION

     Set forth below is the aggregate compensation for services rendered in all capacities to us during our fiscal years ended December 31, 1999 and 1998 by our Chief Executive Officer. No executive officer of ours had compensation in excess of $100,000 during the fiscal years ended December 31, 1999 or 1998.

                           SUMMARY COMPENSATION TABLE


                                                                                                  LONG-TERM
                                                                                                  ---------
                                                 ANNUAL COMPENSATION TABLE                   COMPENSATION AWARDS
                                                 -------------------------                   -------------------

NAME AND PRINCIPAL                                                                          SECURITIES UNDERLYING
POSITION                    YEAR           SALARY             BONUS          OTHER              OPTIONS/SARS
--------                    ----           ------             -----          -----              ------------
Sajid Kapadia,              1999           $80,815             $-             $-                      -
Chairman and Chief          1998           $24,000             $-             $-                      -
Executive Officer



     We have not granted any stock options to the named executive officer in 1999 or 1998.

EMPLOYMENT AGREEMENTS

     Contract with Sajid Kapadia


     On December 10, 1999, we entered into an Employment Agreement with Sajid Kapadia. Under the terms of this agreement, Mr. Kapadia will serve as our Chairman of the Board and Chief Executive Officer for an initial term of three years, which term will be automatically extended for additional one year periods unless either party submits a notice of non-extension to the other not less than four months prior to the end of the existing term.

     Pursuant to the agreement, Mr. Kapadia receives a base salary of $200,000, $225,000 and $250,000 during his first, second and third years of employment, respectively. In addition, during each year of employment Mr. Kapadia shall receive cash bonuses and stock option grants in amounts to be determined by our Board of Directors. We shall also lease an automobile for Mr. Kapadia's exclusive use. Mr. Kapadia is also entitled to participate in all plans adopted for the general benefit of our employees and executive employees.

     The agreement with Mr. Kapadia automatically terminates upon his death. In addition, we can terminate the agreement based on Mr. Kapadia's continued disability, for due cause or without due cause. Mr. Kapadia can terminate his employment for good reason. If the agreement is terminated for death, disability, or due cause, we will pay Mr. Kapadia any unpaid base salary and bonus through the date of termination. If we terminate Mr. Kapadia's employment for any other reason, or if he terminates it for good reason, we will pay him his base salary for the remaining term of the agreement, but in no event less than 24, nor more than 35 months.

     Mr. Kapadia's agreement contains standard provisions regarding confidentiality and non-competition during the term of his employment.


     Contract with Paul Sarcinella

     On June 1, 2000, we entered into an Employment Agreement with Paul Sarcinella, commencing June 5, 2000. Under the terms of the agreement, Mr. Sarcinella will serve as our Chief Financial Officer for an initial term of three years, which may be renewed for an additional term of two years if we give notice of our intention to renew at least 90 days prior to the end of the initial term.

     Pursuant to the agreement, Mr. Sarcinella receives a base salary of $150,000, $157,500 and $165,000 during his first, second and third years of employment, respectively. Upon completion of his first year of employment we shall pay Mr. Sarcinella a cash bonus of $12,000. In addition, we granted Mr. Sarcinella non-qualified options to purchase up to 10,000 shares of our common stock at an exercise price of $4.00 per share, exercisable until June 5, 2003. Additional cash bonuses and stock options grants shall be given to Mr. Sarcinella at the sole discretion of our board of directors. Mr. Sarcinella is also entitled to additional benefits, including participation in all plans adopted for the general benefit of our employees and executive employees, three weeks of paid vacation and reimbursal for expenses related to the renewal of his professional license.

     The agreement with Mr. Sarcinella automatically terminates upon his death. In addition, we may terminate the agreement based on Mr. Sarcinella's continued disability, for due cause or without due cause. If the agreement is terminated for death, disability or due cause, we will pay Mr. Sarcinella any unpaid base salary through the date of termination. If we terminate Mr. Sarcinella's employment for any other reason we will pay him his base salary for the shorter of six months or the remainder of the term of the agreement.

     Mr. Sarcinella's agreement contains standard provision regarding confidentiality and non-competition during and after the term of employment.


     STOCK OPTION PLAN

     Effective June 1, 1999, iLink Telecom adopted a non-qualified stock option plan. Options granted under the option plan are not intended to be incentive stock options as defined in Section 422 of the Internal Revenue Code of 1954, as amended. The option plan authorizes the issuance of non-qualified options to purchase up to 500,000 shares of our common stock. Our employees, directors, officers, consultants and advisors are eligible to be granted options pursuant to the option plan. The exercise price of the options is determined by our Board of Directors.

     Options granted pursuant to the option plan terminate on the date established by the Board of Directors when the options are granted.

     The option plan is administered by our Board of Directors. The Board of Directors has the authority to interpret the provisions of the option plan and supervise the administration of the option plan. In addition, our Board of Directors is empowered to select those persons to whom options are to be granted, to determine the number of shares subject to each grant of an option and to determine when, and upon what conditions or options granted under the option plan will vest or otherwise be subject to forfeiture and cancellation.

     In the discretion of our Board of Directors, any option granted pursuant to the option plan may include installment exercise terms so that the option becomes fully exercisable in a series of cumulating portions. The Board of Directors may also accelerate the date upon which any options, or any part of any options, are first exercisable. In the discretion of the Board of Directors payment for shares of common stock underlying options may be paid through the delivery of shares of our common stock having an aggregate fair market value equal to the option price, provided that such shares have been owned by the option holder for at least one year prior to the exercise. A combination of cash and shares of common stock may also be permitted at the discretion of the Board of Directors. Options are generally non-transferable except upon death of the option holder.

     Our Board of Directors may at any time, and from time to time, amend, terminate, or suspend the option plan in any manner it deems appropriate, provided that the amendment, termination or suspension cannot adversely affect rights or obligations with respect to shares or options previously granted.

     The option plan is not qualified under Section 401(a) of the Internal Revenue Code, and is not subject to any provisions of the Employee Retirement Income Security Act of 1974. As of the date of this prospectus, no directors or officers have been granted options under the option plan.


     On March 15, 2000, we granted non-qualified options to purchase up to 25,000 shares of our common stock, at an exercise price of $4.00 per share, to Raymond Akwule, our newly appointed director. The options vest 50% on September 15, 2000 and 50% on March 15, 2001 and are exercisable for a period of ten years from the date of grant.

     On June 5, 2000, we granted non-qualified options to purchase up to 10,000 shares of our common stock, at an exercise price of $4.00 per share, to Paul Sarcinella, an officer of ours. The options vested immediately upon grant and are exercisable for a period of three years from the date of grant.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Each member of our Board of Directors participates in the determination of the level of compensation of our executive officers. Three of such directors, Sajid Kapadia, Amar Bahadoorsingh and Haris Syed, are officers of ours.

     LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Article nine of our certificate of incorporation provides that the personal liability of our directors will be eliminated to the fullest extent permitted by the provisions of paragraph (7) of subsection (b) of (Section) 102 of the General Corporation Law of the State of Delaware, as the same may bE amended and supplemented. Article tenth of our certificate of incorporation provides that we will, to the fullest extent permitted by the provisions of the General Corporation Law of the State of Delaware, as now or hereafter in effect, indemnify all persons whom we may indemnify under such provisions. The indemnification provided by this section shall not limit or exclude any rights, indemnities or limitations of liability to which any person may be entitled, whether as a matter of law, under our bylaws, by agreement, vote of our stockholders or disinterested directors, or otherwise. Except as specifically required by the General

Corporation Law of the State of Delaware, as the same exists or may be amended, none of our directors of will be liable to us or our stockholders for monetary damages for breach of his or her fiduciary duty as a director. No amendment to or repeal of this provision of our certificate of incorporation will apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of that director occurring prior to the amendment or repeal.

     Under Section 145 of the Delaware General Corporation Law, we have the power, under certain circumstances, to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of ours, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, and judgments against, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, that type of indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                              CERTAIN TRANSACTIONS

     In March 2000, we sold an aggregate of 154,000 shares of our common stock to six different investors at a price of $2.00 per share and exchanged 250,000 shares of our common stock for $500,000 of advances from Sajid Kapadia, our Chairman and Chief Executive Officer and a director of ours. Haris Syed, our Vice President and Secretary and a director of ours, purchased 37,500 shares in this offering. Sohel Kapadia, the brother of Mr. Kapadia, purchased 32,500 shares in this offering.

     In December 1999, iLink Telecom, Inc. agreed to purchase 9278 Distributor Inc., a company controlled by Sajid Kapadia. Mr. Kapadia was not an officer or director of iLink. In connection with that merger, the shareholders of 9278 Distributor were issued an aggregate of 14,900,000 shares of our common stock, as well as a dividend of $3.0 million, of which $1.0 million was paid in December 1999 and the balance of $2.0 million was in the form of a two-year promissory note. Of these shares, 13,205,125 were issued to Mr. Kapadia. In addition to such shares, Mr. Kapadia was granted proxies to vote an aggregate of 2,150,000 additional shares of our common stock. As a result of these shareholdings and proxies, Mr. Kapadia currently has the right to vote approximately 78% of the our outstanding common stock.

     In December 1999, Sajid Kapadia made a loan to us of $2.0 million. In March 2000, $500,000 of this loan was exchanged by Mr. Kapadia for 250,000 shares of our common stock, as described above.

     In December 1999, we entered into a sublease agreement with Sajid Kapadia, pursuant to which we sublease the entire premises at 1942 Williamsbridge Road, Bronx, New York as our corporate offices, at an annual rent of $63,000. The rental terms of the sublease agreement are substantially the same as the terms under which Mr. Kapadia leases the space.

     In February 1999, iLink agreed to purchase all of the shares of iLink B.C. from ABDE Holdings Ltd., a company controlled by Amar Bahadoorsingh, our President and a director of ours, in exchange for 145 shares of our series A convertible preferred stock. At the time of this agreement Mr. Bahadoorsingh was not a director or officer of iLink. Subsequent to the agreement, Mr. Bahadoorsingh and Peter Schriber were appointed as directors of iLink and the prior director resigned. Upon consummation of the merger among iLink, 9278 Distributor Acquisition Corp. and 9278 Distributor, Inc., Mr. Schriber resigned as a director of iLink. ABDE was entitled to convert each share of series A convertible preferred stock into $1,000 worth of our common stock at a 25% discount to the average market price of our common stock for the five trading days immediately preceding the conversion. On September 30, 1999, our Board of Directors (with Mr. Bahadoorsingh abstaining) and ABDE agreed to exchange the 145 shares of series A preferred stock for 96,666 shares of our common stock. The acquisition of iLink B.C. was valued at $145,000, which was based upon arm's length negotiations between iLink and ABDE, however, no independent appraisal was obtained. ABDE acquired these assets from Revere Communications, Inc. on January 13, 1999 for $123,165.

     iLink entered into a five-year consulting agreement, dated February 27, 1999, with Devmar Holdings, Ltd., which is controlled by Mr. Bahadoorsingh. The agreement provided for payments of $5,000 per month for the consulting services of Mr. Bahadoorsingh. On March 25, 1999, iLink issued 1,500,000 of its restricted common stock to Mr. Bahadoorsingh as compensation for services rendered and to induce Mr. Bahadoorsingh to remain in iLink's employ, which was deemed essential for the company's future business developments. These transactions were approved by iLink's Board of Directors with Mr. Bahadoorsingh abstaining. Subsequently, the consulting agreement with Devmar Holdings was terminated.

     In March 1999, iLink issued 25,000 shares of its common stock to Peter Schriber, a former officer and director of iLink, and in May 1999, iLink issued 250,000 shares of its common stock to Marketsource Direct Holdings, Ltd., a company controlled by Mr. Schriber, as compensation for services rendered to iLink. The number of shares issued was based upon Mr. Schriber's past services to iLink and to induce his continued employment with iLink, which was deemed to be vital to the company's future business development. This transaction was approved by iLinks's Board of Directors with Mr. Schriber abstaining.

     The 1,500,000 shares issued to Mr. Bahadoorsingh and the 275,000 shares issued to Mr. Schriber referred to above were subject to a Vesting Agreement, dated May 25, 1999. The Vesting Agreement provided for vesting of the shares, if:

     (a) the Holder remained an officer, director or employee of iLink; and

     (b) (i) certain operating milestones were achieved, or (ii) if iLink was granted a PCS License in Trinidad and Tobago, or (iii) if iLink became subject to a takeover bid. Pursuant to the Vesting Agreement, shares not vested by May 25, 2000 would be forfeited and returned to iLink for cancellation.

     On December 10, 1999, 1,750,000 of such shares were surrendered to the Company by the holders for cancellation and the remaining 25,000 shares, held by Mr. Schriber, vested.

     In March 1999, iLink issued 300,000 shares of the its common stock to Century Capital Management Ltd., a company controlled by Andrew Hromyk, a former director of Aquasol, as compensation for services rendered. The agreement with Century Capital also provided for an initial payment of $12,500 and monthly consulting fees of $5,000 for the term of agreement, which was for 12 months. This agreement terminated on March 31, 2000.

     In May 1999, Century Capital assigned its interest in a lease covering certain office space to iLink. The lease was assigned to iLink on the same terms and conditions that existed for Century Capital except that iLink agreed to indemnify Century Capital for any liabilities which may arise under the lease after the assignment and Century Capital was issued 22,259 shares of iLink's Common Stock as consideration for certain leasehold improvements, furniture and telephone equipment. In December 1999, Century Capital agreed to the cancellation of the assignment.

         In March 1999, iLink entered into indemnification agreements with Mr. Bahadoorsingh and Mr. Schriber, two of iLink's directors. In these agreements the iLink agreed to indemnify the directors from and against any and all costs, charges and expenses, however arising, or incurred by either of them in relation to iLink's affairs by reason of them being directors. As required by Nevada corporate law, the indemnification must be determined to be proper, on a case-by-case basis, by either a company's stockholders, a quorum of its Board of Directors, excluding any directors named in the action, or by the written opinion of a company's legal counsel.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth information as of June 13, 2000 based on information obtained from the persons named below, with respect to the beneficial ownership of shares of our common stock by (i) each of our directors,
(ii) certain of our executive officers, (iii) each person known by us to be the owner of more than 5% of our outstanding shares of common stock and (iv) all executive officers and directors as a group.


     Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. A person is deemed to be the beneficial owner or securities that can be acquired by such person within 60 days from the date of this prospectus upon exercise of options, warrants or convertible securities. Each beneficial owner's percentage ownership is determined by assuming that all options, warrants or convertible securities that are held by that person, but not those held by any other person, and which are exercisable within 60 days of the date of this prospectus have been exercised and converted. This table assumes a base of 20,554,772 shares of common stock outstanding immediately prior to this offering, before any consideration is given to outstanding options, warrants or convertible securities.

     Unless otherwise noted, the address for each of the persons listed below is: c/o 9278 Communications, Inc., 1942 Williamsbridge Road, Bronx, New York 10461.



                                                                                                  APPROXIMATE
NAME AND ADDRESS OF BENEFICIAL HOLDER                               NUMBER OF SHARES          PERCENTAGE OF CLASS
-------------------------------------                               ----------------          -------------------
Sajid Kapadia(1)..........................................             13,455,125                     65.5%

Haris Syed................................................                 37,500                      *

Paul Sarcinella(2)........................................                 10,000                      *

Amar Bahadoorsingh........................................                      0                      *

Raymond Akwule(3).........................................                      0                      *

All executive officers and directors as a group (5 persons)            13,502,625                     65.7%




-------------------------

*    Less than 1%

(1) Does not include 2,150,000 shares of common stock to which Mr. Kapadia was granted proxies at the time of the merger between iLink Telecom, Inc. and 9278 Distributor Inc.


(2) Includes options to purchase 10,000 shares of our common stock, which expire on June 5, 2003.

(3) Does not include options to purchase 25,000 shares of our common stock, which have been granted to Mr. Akwule, but have not vested.

                              SELLING STOCKHOLDERS

Holders of Series B Convertible Preferred Stock

     On December 10, 1999, 9278 Distributor Inc., a New York corporation engaged in the distribution of prepaid phone cards, was merged with and into a nominee subsidiary of iLink Telecom, Inc., a publicly held Nevada corporation. For accounting purposes, this merger has been treated as a reverse acquisition. The shareholders of 9278 Distributor Inc. were issued an aggregate of 14,900,000 shares of iLink's common stock, constituting 74.8% of the outstanding shares of iLink, as well as a dividend of $3.0 million, of which $1.0 million was paid in December 1999 and the balance of $2.0 million was in the form of a two-year promissory note.

     The cash portion of the merger consideration was obtained through a private placement of 500,000 shares of our common stock and a private placement of 1,500 shares of our series B convertible preferred stock. Each share of our series B convertible preferred stock is convertible into shares of our common stock based on a conversion rate equal to $1,000 divided by 75% of the prevailing market price of the common stock for the ten trading days prior to conversion. Provided that a registration statement in respect of the shares of common stock issuable upon conversion of the shares of series B convertible preferred stock has been filed with and declared effective by the Securities and Exchange Commission on or before December 10, 2000, all of the shares of series B convertible preferred stock will convert into shares of common stock on that date, at the conversion rate discussed above. However, in the event that this conversion would result in a particular holder owning more than 9.9% of our issued and outstanding common stock, the conversion will be postponed until the holder's shares of common stock, after the conversion, would constitute less than 9.9%. Some of the individuals identified in this prospectus as selling stockholders are the holders of our outstanding series B convertible preferred stock.

     Not less than 50 shares of series B convertible preferred stock may be converted at any one time by a particular holder, unless the holder then holds less than 50 shares and converts all such shares held by it at that time. As of the date of this prospectus the holders of our series B convertible preferred stock have converted an aggregate of 425 shares into an aggregate of 191,143 shares of our common stock. These shares of common stock are being registered for resale through this prospectus. There are still 1,075 shares of series B convertible preferred stock issued and outstanding.

     Our series B convertible preferred stock may be converted at a price related to the market price of our common stock. Therefore, the lower the market price the greater the number of shares which may be issued. This in turn may depress the price of stock significantly, leading to a lower conversion price and the introduction of short selling, all of which further depress the stock price and may lead to significant dilution. Our outstanding shares of series B convertible preferred stock may be converted at a floating rate based on a discount to the market price of our common stock. As a result, the lower the stock price at the time of conversion, the more shares the selling stockholder receive and the greater the dilution to the interests of other holders of shares of our common stock.

     The per share conversion feature of our series B convertible preferred stock is illustrated by the following table:

                                                            Shares Issuable
Average Market Price*            Conversion Price           Upon Conversion
---------------------            ----------------           ---------------
       $3.50                          $2.625                     380
       $2.50                          $1.875                     533
       $1.50                          $1.125                     888
       $1.00                          $0.750                    1,33

--------------------

*    For the ten trading days prior to conversion

     The following table sets forth certain information with respect to the selling stockholders, which include, among others, (i) the holders of series B convertible preferred stock discussed above, and (ii) individuals who purchased shares of our common stock in private placements which closed on December 10, 1999, March 15, 2000 and March 21, 2000. With respect to the shares of our series B convertible preferred stock, the number of shares of common stock listed assumes conversion of each share of our series B convertible preferred stock at a rate equal to $1,000 divided by $0.75. This would be the conversion rate if the average market price of our shares of common stock for the ten trading days prior to the conversion date was $1.00 per share. The actual number of shares of our common stock issued upon conversion of our 1,075 outstanding shares of series B convertible preferred stock would be less than 1,433,333 if the average market price of our shares of common stock for the ten trading days prior to the conversion date was greater than $1.00 per share. In addition, the number of shares of common stock that may actually be sold by the selling stockholders will be determined by the selling stockholders, and may depend upon a number of factors, including, among other things, the market price of our common stock.

     The table below sets forth information as of the date of this prospectus, concerning the beneficial ownership of common stock of the selling stockholders. All information concerning beneficial ownership has been furnished by the selling stockholders.


                                                                                                     SHARES OF
                                              AMOUNT OF                                            COMMON STOCK
                                               SERIES B        SHARES OF                               OWNED
                                             CONVERTIBLE     COMMON STOCK       SHARES OF         AFTER OFFERING
                                              PREFERRED      OWNED BEFORE     COMMON STOCK       ------------------
                                              STOCK HELD       OFFERING          OFFERED         NUMBER      PERCENT
                                              ----------       --------          -------         ------      -------
Augustine Fund, LP                               800               94,604       1,161,270               0       *

Current Investments Ltd.                           0              500,000         500,000               0       *

Sajid Kapadia                                      0           13,455,125         450,000      13,005,125      55.7%

KAPH Groups Inc.                                   0              596,000         150,000         446,000       2.0%

Abbott & Co.                                       0              502,875         100,000         402,875       1.8%

Seajay Capital Corporation                         0              100,000         100,000               0       *

Century Capital Management Ltd.                    0              350,000         100,000         250,000       *

Curt E. Burwell Living Trust                      50               21,248          87,914               0       *

Susan C. Buescher Revocable Trust                 50               10,624          77,290               0       *

Karron L. Heathman                                50                    0          66,666               0       *

Angelo Lancia                                     50                    0          66,666               0       *

P.T.N. Limited                                     0              596,000          50,000         546,000       2.5%

Stephen Guarino                                    0               50,000          50,000               0       *



                                       33


Data Square LLC                                    0               50,000          50,000               0       *

Select Media, Inc.                                 0               45,000          45,000               0       *

Anthony James Stavros                             25               11,204          44,437               0       *

Mark Deschaine                                    25               10,710          44,043               0       *

South County Investors                            25               10,624          43,957               0       *

Augustine Group                                    0               40,000          40,000               0       *

Haris Syed                                         0               37,500          37,500               0       *

S.L. Land Holdings Inc.                            0               35,000          35,000               0       *

Ronnie L. Williams                                 0               35,000          35,000               0       *

Frederick A. Lenz                                  0               35,000          35,000               0       *

Sohel Kapadia                                      0               32,500          32,500               0       *

I.S. Investments, Inc.                             0               32,129          32,129               0       *

Anthony Advisors                                   0               30,000          30,000               0       *

588786 B.C. Ltd.                                   0               30,000          30,000               0       *

Walid Ahmad                                        0               22,500          22,500               0       *

Samir Kapadia                                      0                9,000           9,000               0       *

Sunita Sadhnani                                    0                2,500           2,500               0       *


--------------------------------

*    Less than 1%.

(1)  Assumes all shares offered by the selling stockholders are sold.

     We have agreements with the selling stockholders in which we agreed (i) to file the registration statement of which this prospectus forms a part for the purpose of registering the potential resale of the shares, (ii) to bear all expenses of the registration and sale of the shares (other than any underwriting discounts and conversions) and (iii) to indemnify the selling stockholders against certain liabilities.

                              PLAN OF DISTRIBUTION

     Sales of the shares may be made from time to time by the selling stockholders, or, subject to applicable law, by pledges, donees, distributees, transferees or other successors in interest. These sales may be made on the Nasdaq SmallCap Market, in another over-the-counter market, on a national securities exchange, any of which may involve crosses and block transactions, in privately negotiated transactions or in a combination of these transactions, at prices and at terms which prevail at that time, or at prices related to the market price at that time, or at privately negotiated prices. In addition, any shares covered by this prospectus which qualify for sale pursuant to Section 4(1) of the Securities Act of 1933, or Rule 144 promulgated thereunder, may be sold under those provisions rather than pursuant to this prospectus. Without limiting the generality of the foregoing, the shares may be sold in one or more of the following types of transactions: (a) a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal; (c) an exchange distribution in accordance with the rules of such exchange; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) face-to-face transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the selling stockholder may arrange for other brokers or dealers to participate in the resales.

     In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions. In connection with hedging transactions, participants may engage in short sales of the shares registered hereby in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell shares short and deliver the shares to close out short positions. The selling stockholders may also enter into option or other transactions. The selling stockholders may also pledge the shares registered hereunder to a broker or dealer and upon a default, the pledgor may effect sales of the pledged shares pursuant to this prospectus.

     Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholder in amounts to be negotiated in connection with the sale. These brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with sales and any commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act of 1933.

     Information as to whether underwriters who may be selected by the selling stockholders, or any other broker-dealer, is acting as principal or agent for the selling stockholder, the compensation to be received by underwriters who may be selected by the selling stockholders, or any broker-dealer, acting as principal or agent for the selling stockholders and the compensation to be received by other broker-dealers, in the event the compensation of such other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this prospectus. Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus, including the prospectus supplement, if any, to any person who purchases any of the shares from or through such dealer or broker.

     We have advised the selling stockholders that during the time that they may be engaged in a distribution of the shares included herein they are required to comply with Regulation M promulgated under the Exchange Act of 1934. In general, Regulation M precludes the selling shareholders, any affiliated purchasers and any broker-dealer or other person who participates in distribution from bidding for, or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. A "distribution" is defined in the rules as an offering of securities that is distinguished from ordinary trading activities and depends on the "magnitude of the offering and the presence of special selling efforts and selling methods." Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security.

     It is anticipated that the selling stockholders will offer all of the shares for sale. Further, because it is possible that a significant number of shares could be sold at the same time hereunder, any sales, or the possibility thereof, may depress the market price of our common stock.

                            DESCRIPTION OF SECURITIES


    Our authorized capital stock consists of 40,000,000 shares of common stock, $.001 par value, and 5,000,000 shares of preferred stock, $.001 par value. As of June 13, 2000, there were 20,554,772 shares of common stock outstanding and 1,075 shares of series B convertible preferred stock outstanding.


Common Stock

     Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation.

     Holders of common stock are entitled to receive dividends as may be declared by our Board of Directors out of funds legally available for dividends and, in the event of liquidation, to share pro-rata in any distribution of our assets after payment of liabilities. Our Board of Directors is not obligated to declare a dividend. It is not anticipated that dividends will be paid in the foreseeable future.

     Holders of our common stock do not have preemptive rights to subscribe to additional shares if issued by us. There are no conversion, redemption, sinking fund or similar provisions regarding the common stock. All of the outstanding shares of common stock are fully paid and nonassessable and all of the shares of common stock issued upon the conversion of the series B convertible preferred stock will be, upon issuance, fully paid and non-assessable.

Preferred Stock

     We are authorized to issue up to 5,000,000 shares of preferred stock. Our articles of incorporation provide that the Board of Directors has the authority to issue the preferred stock into series and, within the limitations provided by Nevada statutes, to fix by resolution the powers, rights, preferences, qualifications, limitations and restrictions of the shares of any series so established. As our Board of Directors has authority to establish the terms of, and to issue, the preferred stock without shareholder approval, the preferred stock could be issued to defend against any attempted takeover of our company.

     In March 1999, our Board of Directors established a series of preferred stock designated as series A convertible preferred stock and authorized the issuance of up to 145 shares of series A convertible preferred stock as part of that series. Upon any liquidation or dissolution of our company, each outstanding share of series A convertible preferred stock was entitled to distribution of $1,000 per share prior to any distribution to the holders of our common stock. The shares of series A convertible preferred stock are not entitled to any dividends or voting rights. On March 31, 1999, we issued 145 shares of our series A convertible preferred stock to ABDE Holdings Ltd. at a deemed price of $1,000 per share in recognition of the exchange for all of the shares of iLink Telecom (B.C.), Inc., which occurred on February 26, 1999. Each share of series A convertible preferred stock automatically converts into shares of our common stock in an amount equal to the series A preferred stock's stated value at a rate of $1,000 divided by 75% of the average closing bid price of our common stock for the five trading days preceding the conversion date. On September 30, 1999, the outstanding 145 shares of series A preferred stock were replaced with 96,666 shares of our common stock at an exchange rate of $1.50 per common share. There are currently no shares of series A convertible preferred stock outstanding.

     In December 1999, our Board of Directors established a series of preferred stock designated as series B convertible preferred stock and authorized the issuance of 1,500 shares of series B convertible preferred stock as part of that series. Each share of series B convertible preferred stock is convertible by the holder into such number of shares of common stock equal to $1,000 divided by 75% of the average market price of our common stock for the ten trading days preceding the conversion date. The shares of common stock underlying the shares of series B convertible preferred stock are being offered for resale to the public by means of this prospectus. See "Selling Stockholders."

TRANSFER AGENT AND REGISTRAR


     The transfer agent for the common stock is American Stock Transfer & Trust Company, located at 40 Wall Street, New York, New York 10005.


                        SHARES AVAILABLE FOR FUTURE SALE

     Upon completion of this offering, we will have 21,988,105 shares of common stock outstanding, not including shares of common stock issuable upon exercise of outstanding stock options and assuming the conversion of all 1,075 shares of our series B convertible preferred stock, which are currently outstanding, into 1,433,333 of our common stock. All 3,528,372 shares of common stock being offered hereby will be immediately tradeable without restriction or further registration under the Securities Act. In addition, many of our currently outstanding shares of common stock have been or will be registered for sale under the Securities Act or are eligible for sale under an exemption from the Act. Additionally, as of the date of this prospectus, we have reserved an aggregate of 500,000 shares of common stock for issuance upon exercise of options issuable under our stock option plan.

                                  LEGAL MATTERS


     Certain legal matters in connection with the shares of common stock being offered hereby will be passed upon for us by Baer Marks & Upham LLP, 805 Third Avenue, New York, New York 10022.


                                     EXPERTS

     Our consolidated financial statements as of December 31, 1999 and for each of the two years then ended, which are included herein, have been audited by Friedman Alpren & Green LLP, independent certified public accountants, as indicated in their report with respect to thereto, and are incorporated herein in reliance upon the report of said firm given upon their authority as experts in accounting and auditing.

                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

     On December 28, 1999, we dismissed Ernst & Young LLP as our independent certified public accountant. The reports of Ernst & Young on our financial statements for the fiscal years ended December 31, 1998 and 1997 did not contain an adverse opinion, or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. Our Board of Directors approved the decision to change accountants. During our two most recent fiscal years and subsequent interim periods, there were no disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Ernst & Young would have caused it to make reference to such disagreement in its reports.

     We engaged Friedman Alpern & Green LLP to act as our independent certified public accountant, effective December 28, 1999. During the two most recent fiscal years and subsequent interim periods, we have not consulted Friedman regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or any matter that was the subject of a disagreement or a reportable event.

                       WHERE YOU CAN FIND MORE INFORMATION

     We recently became obligated to file annual, quarterly and special reports and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our periodic reports, proxy statements, and other information can be inspected at the offices of Nasdaq at 1735 K Street, NW, Washington, DC 20006.


     You may obtain a copy of any of our future filings, without charge, by writing or calling us at 9278 Communications, Inc, 1942 Williamsbridge Road, Bronx, New York 10461, (718) 887-9278.


     If you would like to request these filings from us, please do so at least five business days before you have to make an investment decision.

                    9278 COMMUNICATIONS, INC. AND SUBSIDIARY
                        (FORMERLY 9278 DISTRIBUTOR INC.)

                        CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998


                                TABLE OF CONTENTS

Independent Auditors' Report                                            F-2

Consolidated Financial Statements
    Years Ended December 31, 1999 and 1998

    Balance Sheet at December 31, 1999                                  F-3

    Statement of Income
       Years Ended December 31, 1999 and 1998                           F-4

    Statement of Changes in Stockholders' Equity
       Years Ended December 31, 1999 and 1998                           F-5

    Statement of Cash Flows
       Years Ended December 31, 1999 and 1998                           F-6

    Notes to Consolidated Financial Statements
       Years Ended December 31, 1999 and 1998                        F-7 - F-14

Condensed Consolidated Financial Statement
    Three Months Ended March 31, 2000 and 1999 (unaudited)
    Balance Sheet at March 31, 2000 (unaudited)                         F-15

    Statement of Operations
       Three Months Ended March 31, 2000 and 1999 (unaudited)           F-16

    Statement of Cash Flows
       Three Months Ended March 31, 2000 and 1999 (unaudited)           F-17

    Notes to Condensed Consolidated Financial Statements
       Three Months Ended March 31, 2000 and 1999 (unaudited)       F-18 - F-21

FRIEDMAN                                                   1700 BROADWAY
ALPREN &                                                   NEW YORK, NY 10019
GREEN LLP                                                  212-582-1600
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS               FAX 212-265-4761
                                                           www.nyccpas.com


                          INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS OF 9278 COMMUNICATIONS, INC.

     We have audited the accompanying consolidated balance sheet of 9278 COMMUNICATIONS, INC. AND SUBSIDIARY (formerly 9278 Distributor Inc.) as of December 31, 1999, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 9278 COMMUNICATIONS, INC. AND SUBSIDIARY as of December 31, 1999, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 1999 in conformity with generally accepted accounting principles.

                                     FRIEDMAN ALPREN & GREEN LLP

New York, New York
January 24, 2000, except for
 Note 9, as to which the
 date is March 2, 2000

                    9278 COMMUNICATIONS, INC. AND SUBSIDIARY
                        (FORMERLY 9278 DISTRIBUTOR INC.)

                           CONSOLIDATED BALANCE SHEET

                                DECEMBER 31, 1999

                                     ASSETS


Current assets
    Cash                                                                       $26,192
    Accounts receivable, less allowance for doubtful accounts
      of $125,000                                                            3,820,503
    Inventories                                                              1,302,171
    Prepaid expenses and other current assets                                   30,749
                                                                            ----------
           Total current assets                                              5,179,615

Property and equipment - at cost, less accumulated
    depreciation and amortization                                              349,869
Goodwill, less accumulated amortization of $11,205                             593,857

Other assets                                                                    15,339
                                                                            ----------
                                                                            $6,138,680

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
    Accounts payable and accrued expenses                                   $2,805,579
    Current maturities of note and advances payable, shareholders            1,633,521
    Current maturities of debt obligations                                      69,102
    Income taxes payable                                                         2,000
                                                                            ----------
           Total current liabilities                                         4,510,202

Note payable, stockholders, less current maturities                          1,000,000

Debt obligations, less current maturities                                      108,002
                                                                            ----------
                                                                             5,618,204
Commitments and contingencies                                                   -

Stockholders' equity
    Convertible preferred stock
      Class B, $.001 par value; 5,000,000 shares authorized,
        1,500 shares issued and outstanding                                  1,500,000
    Common stock, $.001 par value; 25,000,000 shares
      authorized, 19,659,629 shares issued and outstanding                      19,659
    Additional paid-in capital                                               2,361,382
Accumulated deficit                                                         (3,360,565)
                                                                            ----------
                                                                               520,476
                                                                            ----------
                                                                            $6,138,680
                                                                            ==========


The accompanying notes are an integral part of these consolidated financial statements.

                    9278 COMMUNICATIONS, INC. AND SUBSIDIARY
                        (FORMERLY 9278 DISTRIBUTOR INC.)

                        CONSOLIDATED STATEMENT OF INCOME

                     YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                                                     1999                 1998
                                                                                  -----------          -----------
Net sales                                                                         $78,089,670          $22,169,108

Cost of sales                                                                      75,472,736           21,486,747
                                                                                  -----------          -----------
         Gross profit                                                               2,616,934              682,361
                                                                                  -----------          -----------
Operating expenses
    Selling                                                                           240,255               -
    General and administrative                                                      1,201,585               87,382
    Depreciation and amortization                                                      66,296               22,139
    Loss attributable to contractual non-performance by a
       major supplier                                                                 553,547               -
    Provision for doubtful accounts                                                   519,962              489,087
    Interest expense                                                                   23,454                3,469
                                                                                  -----------          -----------
                                                                                    2,605,099              602,077
                                                                                  -----------          -----------
         Income before income taxes                                                    11,835               80,284

Income taxes                                                                            5,000                8,551
                                                                                  -----------          -----------
         Net income                                                               $     6,835          $    71,733
                                                                                  ===========          ===========

Pro forma income data (unaudited) - 1998
    Income before income taxes as reported                                                             $    80,284
    Pro forma income taxes                                                                                  40,000
                                                                                                       -----------
    Pro forma net income                                                                               $    40,284
                                                                                                       ===========
    Net income (loss) applicable to common stockholders                           $  (368,165)         $    40,284
                                                                                  -----------          -----------

Basic and diluted earnings (loss) per share                                       $      (.02)         $      -0-
                                                                                  ===========          ===========

Shares used in the calculation of earnings per share                               19,659,629           14,900,000
                                                                                  ===========          ===========


The accompanying notes are an integral part of these consolidated financial statements.

                    9278 COMMUNICATIONS, INC. AND SUBSIDIARY
                        (FORMERLY 9278 DISTRIBUTOR INC.)

            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                     YEARS ENDED DECEMBER 31, 1999 AND 1998


                                               Common Stock          Additional                                    Retained
                                        --------------------------    Paid-in       Preferred      Treasury        Earnings
                                          Shares          Amount      Capital         Stock         Stock          (Deficit)
                                          ------          ------      -------         -----         -----          ---------
Balance, January 1, 1998                       200         $1,000      $199,000        $  --         $  --          $   867

Net income for the year ended
   December 31, 1998                          --             --            --             --            --           71,733
                                        ----------    -----------   -----------    -----------   -----------    -----------

Balance, December 31, 1998                     200          1,000       199,000           --            --           72,600

Contribution of common shares by
   founding shareholder                      22.75           --         350,721          --         (350,721)          --

Reissuance of treasury shares               (22.75)          --            --            --          350,721           --

Effective stock split of 74,500
   shares to 1 at merger                14,899,800         13,900       (13,900)          --            --             --

Effective acquisition of iLink
   excluding contemporaneous private
   placements                            4,259,629          4,259       451,061           --            --             --

Issuance of common stock through
   private placement                       500,000            500       999,500           --            --             --

Issuance of preferred stock through
   private placement                          --             --            --        1,500,000          --             --

Dividends paid and declared                   --             --            --             --            --       (3,065,000)

Imputed preferred stock dividend
   attributable to the beneficial
   conversion feature                         --             --         375,000           --            --         (375,000)

Net income for the year ended
   December 31, 1999                          --             --            --             --            --            6,835
                                        ----------    -----------   -----------    -----------   ------------   -----------
Balance, December 31, 1999              19,659,629    $    19,659   $ 2,361,382    $ 1,500,000   $      -0-     $(3,360,565)
                                        ==========    ===========   ===========    ===========   ============   ===========


The accompanying notes are an integral part of these consolidated financial statements.

                    9278 COMMUNICATIONS, INC. AND SUBSIDIARY
                        (FORMERLY 9278 DISTRIBUTOR INC.)

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                                           1999                       1998
                                                                       -----------                 -----------
Cash flows from operating activities
   Net income                                                          $     6,835                 $    71,733
   Adjustments to reconcile net income to net cash
      provided by (used in) operating activities
         Depreciation and amortization                                      66,296                      22,139
         Provision for doubtful accounts                                   519,962                     489,087
         Changes in assets and liabilities
           Accounts receivable                                          (1,689,999)                 (3,084,553)
           Inventories                                                    (917,787)                   (334,384)
           Prepaid expenses and other current assets                       (30,749)                       --
           Other assets                                                     (5,339)                    (10,000)
           Accounts payable and accrued expenses                          (132,023)                  3,079,234
           Income taxes payable                                             (6,551)                      8,551
                                                                       -----------                 -----------
             Net cash provided by (used in) operating

                Activities                                              (2,189,355)                    241,807
                                                                       -----------                 -----------
Cash flows from investing activities
   Cash received in merger                                                   5,410                        --
   Acquisition of property and equipment                                  (122,104)                    (14,000)
   Merger transaction costs                                                (55,681)                       --
                                                                       -----------                 -----------
             Net cash used in investing activities                        (172,375)                    (14,000)
                                                                       -----------                 -----------
Cash flows from financing activities
   Advances payable, shareholder                                           633,521                     (29,300)
   Principal payments on debt obligations                                  (45,567)                    (39,539)
   Issuance of common stock                                              1,000,000                     199,000
   Issuance of preferred stock                                           1,500,000                        --
   Dividends paid                                                       (1,065,000)                       --
                                                                                                   -----------
             Net cash provided by financing activities                   2,022,954                     130,161
                                                                       -----------                 -----------
Net increase (decrease) in cash                                           (338,776)                    357,968

Cash, beginning of year                                                    364,968                       7,000
                                                                       -----------                 -----------
Cash, end of year                                                      $    26,192                 $   364,968
                                                                       ===========                 ===========
Supplemental cash flow disclosures
   Interest paid                                                            16,787                 $     3,469
   Income taxes paid                                                        11,551                        --
Noncash investing and financing activities
   Note issued for accrued dividends                                     2,000,000                        --
   Issuance of common stock for net noncash assets
      received in merger                                                   455,320                        --
   Additional paid-in capital arising from contribution
      of treasury shares                                                   350,721                        --
   Transportation and other equipment acquired under
      debt obligations                                                     121,240                     140,970


The accompanying notes are an integral part of these consolidated financial statements.

                    9278 COMMUNICATIONS, INC. AND SUBSIDIARY
                        (FORMERLY 9278 DISTRIBUTOR INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Organization

         9278 Communications Inc. is the successor consolidated entity formed by the merger, on December 10, 1999, of 9278 Distributor Inc. (the "Company") and its subsidiary, iLink Telecom, Inc. ("iLink"). iLink was originally incorporated in Colorado on December 10, 1997 and was reincorporated in Nevada on July 14, 1998. The Company was incorporated in New York on April 17, 1997.

         Concurrent with the merger, iLink, a publicly held company and the legally surviving parent company, changed its name to 9278 Communications Inc. For accounting purposes, the merger has been treated as a reverse acquisition, with the Company as the acquiror, and is accounted for as a purchase.

         The Company sells telephone cards to small retail establishments and distributors, primarily in the New York, New Jersey and Connecticut areas.

       Acquisition

         The Company consummated the reverse acquisition of iLink on December 10, 1999. The Company's stockholders were issued 14,900,000 iLink shares in exchange for the 200 shares of the Company. For accounting purposes, the shares retained by the original stockholders of iLink, subject to certain adjustments, are treated as being issued by the Company to effect the merger, hence the term "reverse acquisition". These shares were valued at $155,000 based upon an independent valuation of iLink. In addition to the value of these shares, the Company's acquisition cost includes the eight shares (post split equivalent of 596,000 shares) issued to a creditor of iLink valued at $123,330, legal fees of $42,455, and investment banker fees of $13,226, for total acquisition costs of $334,011.

         Concurrent with the closing of the merger, iLink completed two private placements pursuant to which it sold 500,000 new common shares for $1,000,000 and 1,500 convertible preferred shares for $1,500,000.

         Immediately prior to the closing of the merger, the Company declared a $3,000,000 dividend ($15,000 per share), of which $1,000,000 was paid in cash and the balance of $2,000,000 in the form of a two-year promissory note. The payment of $1,000,000 was funded by the private placements consummated as of that date.

                                  (Continued)

                    9278 COMMUNICATIONS, INC. AND SUBSIDIARY
                        (FORMERLY 9278 DISTRIBUTOR INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Also prior to the merger, iLink issued 300,000 shares in satisfaction of $300,000 in debt; issued 190,000 shares for services upon the achievement of certain vesting provisions and also issued 200,000 common shares for advisory and related services in connection with the private placement and merger.

         The following unaudited pro forma information presents the results of operations of the Company as if the acquisition had taken place on January 1, 1999 and 1998, respectively:

                                                 Year Ended December 31,
                                                1999              1998
                                                ----              ----
             Net sales                      $78,121,200       $22,169,108
             Net earnings (loss)             (1,497,438)           48,019
             Earnings (loss) per share             (.10)           -0-

               These unaudited pro forma results of operations have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred on the date indicated, or which may result in the future.

         Use of Estimates

         Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

         Fair value of financial instruments

         The fair value of the notes payable and debt obligations approximate carrying values.

         Basis of Presentation

         The accompanying consolidated balance sheet as of December 31, 1999 includes the accounts of the Company and iLink. The related accompanying consolidated statements of income, changes in shareholders' equity and cash flows include the results of operations and cash flows of the Company for both years presented and of iLink for the period beginning December 11, 1999. All significant intercompany transactions and balances have been eliminated.

                                  (Continued)

                    9278 COMMUNICATIONS, INC. AND SUBSIDIARY
                        (FORMERLY 9278 DISTRIBUTOR INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Inventories

         Inventories, which consist of telephone cards, are stated at the lower of cost (first-in, first-out) or market.

         Property and Equipment

         Property and equipment are stated at cost. Depreciation, including depreciation on assets held under capital leases, is computed on accelerated methods over the estimated useful lives of five to seven years. Leasehold improvements are amortized primarily over 39 years.

         Goodwill

         Goodwill represents cost in excess of the fair value of net assets acquired in the merger transaction, and is being amortized over 3 years. The Company periodically re-evaluates its recoverability. In management's opinion, there has been no impairment of goodwill at December 31, 1999.

         Revenue Recognition

         Revenue is recognized at the time of sale.

         Income Taxes

         Prior to the merger with iLink, the Company had elected S Corporation status for federal and New York State income tax purposes. Under these elections, the Company's taxable income or loss was reportable by the shareholders on their individual income tax returns, and the Company made no provision for Federal income tax. Provisions were recorded for New York State S Corporation tax and New York City General Corporation tax.

         Concurrent with the merger with iLink on December 10, 1999, the S Corporation elections terminated and the Company became subject to all federal, state and city corporation income taxes.


                                  (Continued)

                    9278 COMMUNICATIONS, INC. AND SUBSIDIARY
                        (FORMERLY 9278 DISTRIBUTOR INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Concentrations of Credit Risk

         At December 31, 1999, the Company maintained cash balances in two banks. Balances are insured for up to $100,000 by the Federal Deposit Insurance Corporation.

         Earnings Per Share

         Basic earnings per common share for 1999 is calculated by dividing net income (loss) available to common stockholders by the average number of common shares outstanding during the year. Diluted earnings per common share is calculated by adjusting outstanding shares, assuming conversion of any potentially dilutive securities, such as stock options or warrants. The Company has no material potentially dilutive securities outstanding.

         The numerator in calculating basic and diluted earnings (loss) per share is reported net income less the beneficial conversion feature of preferred stock. In 1999, reported net income of $6,835 was reduced by the beneficial conversion feature of $375,000 to arrive at net loss attributable to common stockholders totaling $368,165. In 1998, there was no beneficial conversion feature and all of reported net income of $71,733 was available for common stockholders.

         Basic earnings per common share for 1998, which gives retroactive effect to the stock split, has been computed on a pro forma basis to give effect to (C) corporation income taxes by dividing pro forma net income by 14,900,000 shares, which represents the number of shares of iLink issued to the stockholders of the Company.

2 - PROPERTY AND EQUIPMENT

         Property and equipment consist of the following:
            Transportation and other equipment                         $185,970
              under capital leases
            Furniture and equipment                                      39,410
            Automobiles                                                 154,566
            Computer equipment                                           48,799
            Leasehold improvements                                       15,000
                                                                       ---------
                                                                        443,745

            Less - Accumulated depreciation and amortization             93,876
                                                                       ---------
                                                                       $349,869

         Accumulated depreciation on equipment held under capital leases was $63,653 at December 31, 1999.

                                  (Continued)

                    9278 COMMUNICATIONS, INC. AND SUBSIDIARY
                        (FORMERLY 9278 DISTRIBUTOR INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3 - NOTE AND ADVANCES PAYABLE, STOCKHOLDERS

         On December 10, 1999, the Company declared $3,000,000 in dividends, of which $1,000,000 was paid at that time. On December 13, 1999, the Company executed a promissory note for the benefit of the stockholders in the amount of $2,000,000, payable to the Company's chief executive officer, who is also a stockholder. A principal payment of $1,000,000 is due on June 13, 2000, and the second payment is payable on December 13, 2001. However, the final payment is accelerated if the Company's gross revenues exceed $10 million in each of any six consecutive calendar months or exceed $60 million in any six-month period. Management does not anticipate this occurring prior to January 10, 2001. Interest is payable at the time of each principal payment at a rate of 10%. Interest expense accrued at December 31, 1999 was $6,667.

         In addition, the Company's chief executive officer made advances which are noninterest-bearing and due on demand.

4 - DEBT OBLIGATIONS

         In 1999, the Company entered into two automobile loans for $76,240. The loans require total monthly payments of $2,277, including interest at 10%.

         In addition, the Company leases transportation and other equipment under capital leases. Future loan principal and minimum lease payments at December 31, 1999 are as follows:

           Year Ending                                      Capital   Automobile
           December 31,                                     Leases      Loans
           ------------                                     ------      -----

           2000                                             $58,563     $21,423
           2001                                              38,963      12,346
           2002                                              11,522      12,842
           2003                                              11,522      12,521
           2004                                               6,721       9,507
                                                            --------
           Total minimum loan and lease payments            127,291      68,639
           Less - Amount representing interest               18,826         -
                                                            --------    -------
           Present value of minimum loan and lease
              Payments                                      108,465      68,639

           Less - Current maturities                         47,679      21,423
                                                            --------    -------
           Long-term debt obligations                       $60,786     $47,216
                                                            ========    =======

         Interest expense on the automobile loans and capital lease obligations for the years ended December 31, 1999 and 1998 was $16,787 and $3,469, respectively.

                                  (Continued)

                    9278 COMMUNICATIONS, INC. AND SUBSIDIARY
                        (FORMERLY 9278 DISTRIBUTOR INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


5 - CAPITAL STOCK TRANSACTIONS

         On November 17, 1999, the Company's sole stockholder sold 22.75 of his common shares in the Company to three new stockholders. Of these, 14.75 shares were issued to affiliates of two providers of advisory services. Such services were in large part related to the Company's general merger and business development activities, but had no specific connection to the merger with iLink. The remaining eight shares were issued to a creditor of iLink as consideration for services directly related to the merger. (This creditor subsequently converted $300,000 of loans payable to 300,000 shares of iLink). The issuance of all of these shares furthered the Company's interest to varying degrees; accordingly, their issuance has been attributed directly to the Company, as if they had first been contributed to the Company by the sole stockholder. These shares were recorded as treasury stock at their fair value and reissued to the three new stockholders. The Company recognized $227,391 of advisory fee expense for the 14.75 shares. The remaining eight shares with a fair value of $123,330 have been added to the Company's acquisition cost for the merger.

6 - RELATED PARTY TRANSACTIONS

         Sales to a customer who is related to an officer were approximately $9,500,000 and $2,208,000 for the years ended December 31, 1999 and 1998, respectively. The amount receivable from this related party at December 31, 1999 was approximately $215,000, all of which had been subsequently collected as of January 24, 2000. On March 2, 2000, the Company entered into a letter of intent to acquire this related customer's business (see
     Note 9).

7 - LITIGATION WITH MAJOR SUPPLIER

         For the year ended December 31, 1999, purchases from one telephone card supplier were approximately 55% of total purchases. In November 1999, the Company commenced an action against this supplier to recover damages resulting from cancellation of telephone cards purchased by the Company. The supplier subsequently countersued. In the Company's opinion, with which its legal counsel concurs, no material liability will result from the countersuit. The Company incurred a loss of $553,547, which was reflected in the fourth quarter of 1999. The Company is doubtful as to the prospects for recovery against such loss. The Company subsequently mitigated, in substantial part, its reliance on this supplier by increasing its purchases from other vendors.

                                   (Continued)

                    9278 COMMUNICATIONS, INC. AND SUBSIDIARY
                        (FORMERLY 9278 DISTRIBUTOR INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8 - COMMITMENTS AND CONTINGENCIES

         Lease Commitments

         The Company was assigned a noncancelable operating lease for warehouse and office space by its chief executive officer. The assignment was structured as a sublease. Approximate future minimum rentals at December 31, 1999 are as follows:

                Year Ending
                December 31,

                   2000                      $ 63,000
                   2001                        66,000
                   2002                        70,000
                   2003                        73,000
                   2004                        77,000
                Thereafter                    340,000
                                              -------
                                            $ 689,000
                                            =========

         Rent expense for the years ended December 31, 1999 and 1998 was $68,910 and $16,708, respectively.

         Employment Agreement

         On December 10, 1999, the Company entered into a three-year employment agreement with its chief executive officer. Base salary for each of the three years is $200,000, $225,000 and $250,000, respectively. At the end of the three-year period, the employment agreement will automatically be extended for an additional year without any action by the Company or the chief executive officer, unless there is a submitted written notice four months prior to expiration of the agreement by either party. In addition to the base salary, the Company will compensate the chief executive officer with cash bonuses and stock option grants based on the Company's economic performance. The agreement contains provisions requiring termination pay for between 24 and 35 months under certain conditions.

         Contracts

         The Company has various commitments with certain vendors requiring minimum periodic purchases. Such contracts are common in the Company's industry.

                                   (Continued)

                    9278 COMMUNICATIONS, INC. AND SUBSIDIARY
                        (FORMERLY 9278 DISTRIBUTOR INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8 - COMMITMENTS AND CONTINGENCIES (Continued)

         Stock Options

         Prior to the acquisition, iLink had established a non-qualified stock option plan pursuant to which options to acquire a maximum of 500,000 common shares would be granted. On June 9, 1999, iLink granted options to individuals, who were employees at that time, to acquire 23,000 common shares at an exercise price of $5.25. These options were immediately exercisable and expire on June 9, 2000.

9 - SUBSEQUENT EVENTS

         Between January 18, 2000 and February 7, 2000, certain holders of preferred stock converted 225 preferred shares into 96,539 common shares.

         On February 28, 2000, the Company sold the assets acquired in the acquisition of iLink and will recognize a loss on the sale of approximately $400,000, primarily attributable to the write-off of the related goodwill.

         On March 2, 2000, the Company entered into a letter of intent to acquire a company which is owned by a family member of an officer of the Company (see Note 6).


                                   (Continued)

                    9278 COMMUNICATIONS, INC. AND SUBSIDIARY
                        (FORMERLY 9278 DISTRIBUTOR INC.)

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                   (UNAUDITED)



                                     ASSETS

                                                                                      March 31,            December 31,
                                                                                         2000                  1999
                                                                                         ----                  ----
                                                                                     (Unaudited)

Current assets
    Cash                                                                               $  327,792              $   26,192
    Accounts receivable, less allowance for doubtful accounts of
      $340,000 and $125,000                                                             4,087,170               3,820,503
    Inventories                                                                           927,302               1,302,171
    Prepaid expenses and other current assets                                              74,201                  30,749
                                                                                        ----------              ----------
         Total current assets                                                           5,416,465               5,179,615

Property and equipment - at cost, less accumulated depreciation and
    amortization                                                                          629,255                 349,869
Goodwill, less accumulated amortization of $30,724 and $11,205                            203,501                 593,857

Other assets                                                                               28,099                  15,339
                                                                                       ----------              ----------
                                                                                       $6,277,320              $6,138,680
                                                                                       ==========              ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
    Accounts payable and accrued expenses                                               $2,467,213            $2,805,579
    Current maturities of note and advances payable, stockholder                         1,136,328             1,633,521
    Current maturities of debt obligations                                                  67,766                69,102
    Income taxes payable                                                                     2,000                 2,000
                                                                                       -----------           -----------
         Total current liabilities                                                       3,673,307             4,510,202

Note payable, stockholder, less current maturities                                       1,000,000             1,000,000

Debt obligations, less current maturities                                                  167,798               108,002
                                                                                        ----------            ----------
                                                                                         4,841,105             5,618,204
                                                                                        ----------            ----------
Commitments and contingencies                                                             -                     -

Stockholders' equity
    Convertible preferred stock
       Class B, $.001 par value; 5,000,000 shares authorized, 1,075
         and 1,500 shares issued and outstanding                                         1,075,000             1,500,000
       Common stock, $.001 par value; 25,000,000 shares authorized, 20,554,772
          and 19,659,629 shares issued and outstanding                                      20,554                19,659
       Additional paid-in capital                                                        4,193,487             2,361,382
       Accumulated deficit                                                              (3,852,826)           (3,360,565)
                                                                                       ------------          ------------
                                                                                         1,436,215               520,476
                                                                                       -----------           -----------
                                                                                       $ 6,277,320           $ 6,138,680
                                                                                       ===========           ===========



      See accompanying notes to Condensed Consolidated Financial Statements

                    9278 COMMUNICATIONS, INC. AND SUBSIDIARY

                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                   THREE MONTHS ENDED MARCH 31, 2000 AND 1999

                                   (UNAUDITED)


                                                                            2000           1999
                                                                       ------------    ------------
Net sales                                                              $ 16,882,918    $ 10,532,611

Cost of sales                                                            16,181,991      10,159,319
                                                                       ------------    ------------

                  Gross profit                                              700,927         373,292
                                                                       ------------    ------------

Operating expenses
    Selling                                                                   7,967          21,570
    General and administrative                                              481,650         105,493
    Depreciation and amortization                                            31,703           8,574
    Provision for doubtful accounts                                         263,474            --
    Loss attributable to sale of equipment                                  363,367            --
    Interest expense                                                         45,027           3,464
                                                                       ------------    ------------
                                                                          1,193,188         139,101
                                                                       ------------    ------------
                  Net income (loss)                                    $   (492,261)        234,191
                                                                       ============    ============
Basic and diluted earnings (loss) per share                            $       (.02)   $        .01
                                                                       ============    ============

Shares used in the calculation of earnings per share                     20,003,337      14,900,000
                                                                       ============    ============




      See accompanying notes to Condensed Consolidated Financial Statements

                    9278 COMMUNICATIONS, INC. AND SUBSIDIARY

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

                   THREE MONTHS ENDED MARCH 31, 2000 AND 1999


                                                                                         2000             1999
                                                                                       ---------        ---------
Cash flows used in operating activities                                                $(546,097)       $ (19,425)

Cash flows used in investing activities                                                  (76,843)          (6,800)

Cash flows provided by (used in) financing activities                                    924,540           (8,294)
                                                                                       ---------        ---------

Net increase (decrease) in cash                                                          301,600          (34,519)

Cash, beginning of period                                                                 26,192          364,968
                                                                                       ---------        ---------

Cash, end of period                                                                    $ 327,792        $ 330,449
                                                                                       =========        =========

Supplemental cash flow disclosures Interest paid                                       $   5,027        $   3,464

Noncash investing and financing activities Equipment acquired under capital               75,000             --
  leases

Common stock issued in exchange for advances payable, stockholder                        500,000             --



      See accompanying notes to Condensed Consolidated Financial Statements

                    9278 COMMUNICATIONS, INC. AND SUBSIDIARY

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


1 - BASIS OF PRESENTATION

         The condensed consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. However, the Company believes that the disclosures are adequate to make the information presented not misleading. The condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's annual report on Form 10-KSB for the year ended December 31, 1999.

         The unaudited condensed consolidated financial statements included herein reflect, in the opinion of management, all adjustments (consisting primarily only of normal recurring adjustments) necessary to present fairly the results for the interim periods. The results of operations for the three months ended March 31, 2000 are not necessarily indicative of results to be expected for the entire year ending December 31, 2000.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Organization

         9278 Communications, Inc. is the successor consolidated entity formed by the merger, on December 10, 1999, of 9278 Distributor Inc. (the "Company") and iLink Telecom, Inc. ("iLink"). iLink was originally incorporated in Colorado on December 10, 1997 and was reincorporated in Nevada on July 14, 1998. The Company was incorporated in New York on April 17, 1997, and reincorporated in Delaware on May 2, 2000.

         Concurrent with the merger, iLink, a publicly held company and the legally surviving parent company, changed its name to 9278 Communications, Inc. For accounting purposes, the merger has been treated as a reverse acquisition, with the Company as the acquiror, and is accounted for as a purchase.

         The Company consummated the reverse acquisition of iLink on December 10, 1999. The Company's stockholders were issued 14,900,000 iLink shares in exchange for the 200 shares of the Company. These shares were valued at $155,000 based upon an independent valuation of iLink. In addition to the value of these shares, the Company's acquisition cost includes the eight shares (post split equivalent of 596,000 shares) issued to a creditor of iLink valued at $123,330, legal fees of $42,455, and investment banker fees of $13,226, for total acquisition costs of $334,011.

                    9278 COMMUNICATIONS, INC. AND SUBSIDIARY

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         The accompanying consolidated balance sheet as of March 31, 2000 includes the accounts of the Company and iLink. The related accompanying consolidated statements of operations and cash flows include the results of operations and cash flows of the Company for the entire year and of iLink for the periods beginning December 11, 1999. All significant intercompany transactions and balances have been eliminated.

         The Company sells prepaid telephone cards to distributors and small retail establishments, primarily in the New York, New Jersey and Connecticut areas.

         Goodwill

         Goodwill represents cost in excess of fair value of net assets acquired in the merger transaction, and is being amortized over 3 years. The Company periodically re-evaluates its recoverability.

         On February 28, 2000, the Company sold the assets acquired in the acquisition of iLink and recognized a loss on the sale of $363,367, primarily attributable to the write-off of the related goodwill.

         Income Taxes

         Prior to the merger with iLink, the Company had elected S Corporation status for Federal and New York State income tax purposes. Under these elections, the Company's taxable income or loss was reportable by the shareholders on their individual income tax returns, and the Company made no provision for Federal income tax. Provisions were recorded for New York State S Corporation tax and New York City general corporation tax.

         Concurrent with the merger with iLink on December 10, 1999, the S Corporation elections terminated and the Company became subject to all Federal, state and city corporation income taxes.

                    9278 COMMUNICATIONS, INC. AND SUBSIDIARY

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Earnings Per Share

         Basic earnings per common share is calculated by dividing net income
     (loss) available to common stockholders by the average number of common shares outstanding during the year. Diluted earnings per common share is calculated by adjusting outstanding shares, assuming conversion of any potentially dilutive securities, such as stock options or warrants. Potentially dilutive securities have been excluded from the calculation of diluted loss per share for the three months ended March 31, 2000, as their effect would have been antidilutive.

3 - CAPITAL STOCK TRANSACTIONS

         Between January 7, 2000 and February 7, 2000, certain holders of the Company's Series B convertible preferred stock converted 425 shares into 191,143 shares of common stock.

         During March 2000, the Company issued an aggregate of 154,000 shares of its common stock to seven different investors at a price of $2.00 per share, for gross proceeds to the Company of $308,000.

         During March 2000, the Company exchanged 250,000 shares of common stock for $500,000 of advances from a stockholder.

         On March 15, 2000, the Company issued an aggregate of 300,000 shares of its common stock to six different investors at a price of $2.00 per share, for gross proceeds to the Company of $600,000.

4 - RELATED PARTY TRANSACTIONS

         Sales to a customer who is related to an officer were approximately $1,200,000 and $1,300,000 for the three months ended March 31, 2000 and 1999, respectively. On March 2, 2000, the Company entered into a letter of intent to acquire this customer's business. The acquisition is contingent upon execution of a definitive agreement, obtaining financing and completing due diligence review.

                    9278 COMMUNICATIONS, INC. AND SUBSIDIARY

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


5 - LITIGATION WITH TELEPHONE CARD SUPPLIERS AND DISTRIBUTORS

         In November 1999, the Company commenced an action against a former major supplier to recover damages resulting from cancellation of telephone cards purchased by the Company. The loss totaled $553,547, which was reflected in the fourth quarter of 1999. The Company is doubtful as to the prospects for recovery against such loss. The supplier subsequently countersued. In the Company's opinion, with which its legal counsel concurs, no material liability will result from the countersuit. The Company subsequently mitigated, in substantial part, its reliance on this supplier by increasing its purchases from other vendors.

         In November 1999, a distributor of the Company's prepaid phone cards commenced an action claiming approximately $600,000 based on a purported breach of oral contract by the Company. The Company filed an answer and counterclaimed against the distributor for approximately $600,000 of unpaid invoices due and owing from such distributor to the Company. The Company believes it has meritorious defenses to the claims of the distributor and plans to pursue its claim for unpaid invoices.

                            9278 COMMUNICATIONS, INC.

                        3,528,372 SHARES OF COMMON STOCK














                          ----------------------------

                                   PROSPECTUS

                          ----------------------------







     We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make any representation as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities in any jurisdiction wherein that would not be permitted or legal.